Filed Pursuant to Rule 424(b)(3)

Registration No. 333-288705

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED AUGUST 14, 2026

TO THE PROSPECTUS DATED APRIL 7, 2026

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 7, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•
to disclose the transaction price for each class of our common stock as of September 1, 2026;
•
to disclose the calculation of our July 31, 2026 NAV per share for each class of our common stock;
•
to provide an update on our share repurchase requests;
•
to provide an update on the status of our current public offering (the “Offering”);
•
to disclose updates to our Prospectus; and
•
to include our Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

September 1, 2026 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2026 (and repurchases as of August 31, 2026) is as follows:

Transaction Price (per share)
Class S	$19.58
Class T	$19.59
Class D	$19.17
Class I	$19.41

The September 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2026. A detailed presentation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

July 31, 2026 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. We have included a breakdown of the components of total NAV and NAV per share as of July 31, 2026 along with the immediately preceding month.

SREIT-SUP7-0826

1

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common shares, as well as partnership interests of the Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our NAV as of July 31, 2026 ($ and shares/units in thousands):

Components of NAV	July 31, 2026
Investments in real estate	$20,970,956
Investment in real estate debt	964,718
Cash and cash equivalents	177,815
Restricted cash	238,701
Other assets	156,160
Debt obligations	(11,791,970)
Secured financings on investment in real estate debt	(578,831)
Subscriptions received in advance	—
Other liabilities	(2,048,577)
Performance participation accrual	—
Management fee payable	(6,662)
Accrued stockholder servicing fees (1)	(2,616)
Non-controlling interests in consolidated entities	(123,251)
Net asset value	$7,956,443
Number of outstanding shares/units	408,649

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2026, we have accrued under GAAP $205.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of July 31, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$3,382,072	$87,008	$466,655	$3,632,723	$387,985	$7,956,443
Number of outstanding shares/units	172,700	4,442	24,348	187,169	19,990	408,649
NAV Per Share/Unit as of July 31, 2026	$19.58	$19.59	$19.17	$19.41	$19.41

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the July 31, 2026 valuations, based on property types. Once we own more than one single-family, one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.9%	5.5%
Industrial	7.4%	5.8%
Office	8.0%	6.8%
Other	8.3%	6.7%

2

These assumptions are determined by the Advisor and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.8%	+2.4%	+2.3%
(weighted average)	0.25% increase	(2.7)%	(2.6)%	(2.3)%	(2.1)%

The following table provides a breakdown of the major components of our NAV as of June 30, 2026 ($ and shares/units in thousands):

Components of NAV	June 30, 2026
Investments in real estate	$20,957,700
Investment in real estate debt	951,601
Cash and cash equivalents	207,304
Restricted cash	241,030
Other assets	130,507
Debt obligations	(11,778,485)
Secured financings on investment in real estate debt	(572,391)
Subscriptions received in advance	—
Other liabilities	(2,015,292)
Performance participation accrual	—
Management fee payable	(6,688)
Accrued stockholder servicing fees (1)	(2,537)
Non-controlling interests in consolidated entities	(124,769)
Net asset value	$7,987,980
Number of outstanding shares/units	408,025

(1)
Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2026, we have accrued under GAAP $207.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share, by share class, as of June 30, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units (1)	Total
Net asset value	$3,401,132	$88,645	$469,184	$3,638,898	$390,121	$7,987,980
Number of outstanding shares/units	172,729	4,500	24,345	186,461	19,990	408,025
NAV Per Share/Unit as of June 30, 2026	$19.69	$19.70	$19.27	$19.52	$19.52

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Share Repurchase Request Update

Effective April 29, 2026, our board of directors amended our share repurchase plan, beginning with repurchases submitted during the month of April 2026 such that (i) repurchase requests made upon the death or qualifying disability of a stockholder who is a natural person will be repurchased in full to the extent there are available funds up to a limit of $5 million per month; and (ii) repurchase requests for accounts having a balance below $5,000 will be repurchased in full to the extent there are available funds up to a limit of $5 million per month.

In July 2026, we accepted approximately $4.2 million of common stock under our share repurchase plan, which represented all repurchase requests for such period made upon the death or qualifying disability of a stockholder and for accounts having a balance below $5,000.

3

Status of our Current Public Offering

This Offering was declared effective by the SEC on February 4, 2026 and we are currently offering on a continuous basis up to $10.0 billion in shares of common stock, consisting of up to $9.5 billion in shares in our primary offering and up to $0.5 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we had issued and sold (i) 330,443 shares of our common stock (consisting of 28,429 Class S shares and 302,014 Class I shares) in the primary offering for total proceeds of approximately $5.3 million and (ii) 2,577,464 shares of our common stock (consisting of 1,208,772 Class S shares, 51,776 Class T shares, 100,465 Class D shares and 1,216,451 Class I shares) pursuant to our distribution reinvestment plan for a total value of approximately $50.9 million. As of July 31, 2026, our aggregate NAV was approximately $8.0 billion. We intend to continue selling shares in the Offering on a monthly basis.

Prospectus Updates

Suitability Standards

The Pennsylvania Suitability Standard set forth in the “Suitability Standards” section of the Prospectus is hereby deleted in its entirety.

The Advisor and Starwood Capital

On August 11, 2026, Jeffery Dishner resigned as a member of the Advisor’s Investment Committee.

Reference to Jeffery Dishner is hereby deleted in its entirety in the “Management—The Advisor and Starwood Capital” section of the Prospectus.

The following disclosure supersedes and replaces the fifth paragraph in the “Share Repurchases—Early Repurchase Deduction” section of the Prospectus and all other similar disclosure.

Our board of directors has designated the following persons as “Key Persons” under our share repurchase plan: Barry Sternlicht, Andrew Sossen, Ellis Rinaldi, Jonathan Pollack and any individual that replaces such persons. Our share repurchase plan provides that if two or more such Key Persons are no longer actively involved in the business and activities of our sponsor, or are otherwise unable or unwilling to exercise the authority and discharge those day-to-day management responsibilities with respect to our sponsor as are currently exercised and discharged by such Key Person(s) (such inactivity, inability or unwillingness, “Inactivity”), and our sponsor or Starwood Capital has not appointed one or more replacements who will fulfill substantially all of the duties of one of such Key Persons within 90 days from the date such Inactivity began (meaning, for the sake of clarity, that one Key Person’s responsibilities may remain unfilled for longer than 90 days) (a “Key Person Triggering Event”), then the Early Repurchase Deduction is waived with respect to shares that have been purchased in the 12 months preceding the expiration of five business days after the public disclosure of the occurrence of such Key Person Triggering Event until the completion of three full calendar months from the time the Key Person Triggering Event is publicly disclosed. The waiver of the Early Repurchase Deduction set forth in this paragraph will not apply to shares acquired through our distribution reinvestment plan.

Form of Subscription Agreement

The Form of Subscription Agreement set forth in Appendix B of the Prospectus is hereby deleted and replaced with the Form of Subscription Agreement attached to this Supplement as Appendix A.

4

APPENDIX A

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc.

STARWOOD
REAL ESTATE INCOME TRUST

1. Subscription Amount & Share Class Election

Investment Amount $ ____________ (USD) ☐ Initial Purchase ☐ Subsequent Purchase

Current Share Class Information check one box below ***(required)***

- ☐ **Share Class T** (Minimum investment amount $5,000)
- ☐ **Share Class S** (Minimum investment amount $5,000)
- ☐ **Share Class D** (Minimum investment $5,000; available for wrap accounts and other eligible investors as disclosed in the prospectus)
- ☐ **Share Class I** (Minimum investment $1,000,000; available for certain fee-based wrap accounts and other eligible investors, per the prospectus)

2. Form of Ownership

Non-Qualified Account Single Owner

- ☐ Individual
- ☐ Individual with **Transfer on Death**[1]

Multiple Owners

- ☐ Joint Tenants with Right of Survivorship
- ☐ Joint Tenants with **Transfer on Death**[1]
- ☐ Community Property
- ☐ Tenants in Common

Trust

- ☐ Taxable Trust

Minor Account

- ☐ UTMA or UGMA

State of ____________

Date of Birth ____________

Qualified Plan Account[2]

- ☐ Traditional IRA
- ☐ ROTH IRA
- ☐ SEP/IRA
- ☐ Rollover IRA

Other Account

- ☐ C Corporation
- ☐ Pension Plan
- ☐ S Corporation
- ☐ Profit Sharing Plan
- ☐ Non-Profit Organization
- ☐ LLC
- ☐ Partnership
- ☐ Other ____________

1. Requires Transfer on Death Form, which can be found on www.starwoodnav.reit
2. Requires a Custodian

3. Investor Information

A. Investor Name[1] *(Investor/Trustee/Executor/Authorized Signatory Information)*

First Name	(MI)	Last Name

Social Security Number/Tax ID	Date of Birth (MM/DD/YYYY)	Daytime Phone Number

Residential Street Address	City	State	Zip Code

If Non-U.S. Citizen, Specify Country of Citizenship and Select One below ***(required)***

☐ Resident Alien ☐ Non-Resident Alien *(Attach current and complete Form W-8BEN)*

Country of Citizenship ____________

1. If you are affiliated with Starwood Capital Group, please select one: ☐ Employee ☐ Officer or Director ☐ Affiliate

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 1 OF 10

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc.

STARWOOD
REAL ESTATE INCOME TRUST

B. Co-Investor Name *(Co-Investor/Co-Trustee/Co-Authorized Signatory Information, if applicable)*

First Name | (MI) | Last Name

Social Security Number/Tax ID | Date of Birth (MM/DD/YYYY) | Daytime Phone Number

Residential Street Address | City | State | Zip Code

If Non-U.S. Citizen, select one below and Specify Country of Citizenship ***(required)***

☐ Resident Alien ☐ Non-Resident Alien *(Attach current and complete Form W-8BEN)*

Country of Citizenship

C. Trust/Corp/Partnership/Other *(if applicable)*:

SSN/Tax ID

Date of Formation (MM/DD/YYYY)

Mailing Address
(You must include a permanent U.S. street address even if your mailing address is a P.O. Box)
(City/State) (ZIP)

U.S. Street Address
(Leave blank if your U.S. street address and mailing address are the same)
(City/State) (ZIP)

Trustee(s)/authorized person(s)

Trustee(s)/authorized person(s) SSN

Date of Birth (MM/DD/YYYY)

Trustee(s)/authorized person(s) U.S. Street Address
(Street) (City/State) (ZIP)

Phone #

Backup withholding exempt payee code (if any)[1]

Exemption from FATCA reporting code (if any)[2]

D. Custodial Arrangement *(if applicable)*:

Name of Custodian

Custodian Phone #

Mailing Address
(Street) (City/State) (ZIP)

Custodian Tax ID #
(to be completed by custodian above)

Custodian Authorization:
(to be completed by custodian above)

Custodian Account #

E. Alternative Mailing Address *(Complete only if you wish to have mail sent to a different address, other than what you provided above)*

Mailing Address | City | State | Zip Code

1. See *Exempt payee code* in the Instructions for IRS Form W-9.
2. See *Exemption from FATCA reporting code* in the Instructions for IRS Form W-9.

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 2 OF 10

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc.

STARWOOD
REAL ESTATE INCOME TRUST

4. Distribution Election

You are **automatically** enrolled in our Distribution Reinvestment Plan, **unless** you are a resident of **ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, MINNESOTA, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, VERMONT OR WASHINGTON.**

If you are a resident of **ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, MINNESOTA, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, VERMONT OR WASHINGTON,** you **are not** automatically enrolled in the Distribution Reinvestment Plan and will receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.

Step 1: Cash Distribution Election

A) If you are a resident of **ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, MINNESOTA, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, VERMONT OR WASHINGTON,** you **are not** automatically enrolled in the Distribution Reinvestment Plan. You will receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan. If you want to receive cash distributions:

- **a.** Non-Custodial Investors: complete Section 4. A)
- **b.** Custodial Investors: complete Section 4. B)

B) If you are not a resident of the states listed above, you are **automatically** enrolled in the Distribution Reinvestment Plan. If you want to elect to receive cash distributions:

- **a.** Non-Custodial Investors: complete Section 4. A)
- **b.** Custodial Investors: complete Section 4. B)

Step 2: Distribution Reinvestment Election

A) If you are a resident of **ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, MINNESOTA, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OREGON, VERMONT OR WASHINGTON,** initial here ______ to enroll in the Distribution Reinvestment Plan and continue to Section 5.

B) If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan. If you want to remain enrolled in the Distribution Reinvestment Plan, continue to Section 5.

4. A) Cash Distribution Election for Non-Custodial Investors:

Check one of the following three options below only if you want to receive cash distributions.

☐ **Option 1. - Send my cash distributions electronically via direct deposit**

Step 1: Attach a pre-printed voided check

Step 2: Fill in the following information:

Check one: ☐ Checking Account ☐ Savings Account

Financial Institution Name ______ Mailing Address ______ City ______ State ______ Zip ______

Account Number ______ ABA Routing Number ______

Account Name ______

I authorize Starwood Real Estate Income Trust, Inc. or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify Starwood Real Estate Income Trust, Inc. in writing to cancel it.

In the event that Starwood Real Estate Income Trust, Inc. deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 3 OF 10

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc.

STARWOOD REAL ESTATE INCOME TRUST

☐ **Option 2. - Send my cash distributions <u>via check to my mailing address</u>**

☐ **Option 3. - Send my cash distributions via check to a third party financial institution**

Financial Institution Name	Mailing Address	City	State	Zip

Account Name	Account Number

4. B) Cash Distribution Election for Custodial Investors:

☐ **Send my cash distributions <u>to my Custodian of record</u>**
(This is the only option available for Custodial Investors who are not participating in the Distribution Reinvestment Plan)

5. Electronic Delivery Election *(optional)*

Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other stockholder communications and reports, you may elect to receive electronic delivery of stockholder communications from Starwood Real Estate Income Trust, Inc. If you would like to consent to electronic delivery, including pursuant to email, please check the box below for this election.

We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize said offering(s) to either (i) email stockholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.

You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials. By consenting to electronic access, you will be responsible for your customary internet service provider charges and may be required to download software in connection with access to these materials.

I consent to electronic delivery *(initial here)*: ______

Email Address (please print): ______

6. Subscriber Acknowledgments

Starwood Real Estate Income Trust, Inc. is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Starwood Real Estate Income Trust, Inc. may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.

Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. In order to induce Starwood Real Estate Income Trust, Inc. to accept this subscription, I hereby represent and warrant to you as follows:

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 4 OF 10

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc.

STARWOOD
REAL ESTATE INCOME TRUST

Please Note: ALL 7 Items in This Section Must be Read and Initialed	Primary Investor Initials	Co-Investor Initials
I have received a copy of the Final Prospectus.		
I/We have (i) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $350,000, or (ii) a minimum net worth (as previously described) of at least $100,000 and a minimum annual gross income of at least $100,000.		
In addition to the general suitability requirements described above, I/we meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.”		
I acknowledge that there is no public market for the Shares and, thus, my investment in Shares is not liquid.		
I am purchasing the Shares for my own account.		
I understand that the transaction price per share at which my investment will be executed will be made available at www.starwoodnav.reit and in a prospectus supplement filed with the SEC, available at www.sec.gov.		
I acknowledge that, based on my state of residence, I will be automatically enrolled in the distribution reinvestment plan unless I am a resident of **Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Minnesota, Nebraska, New Jersey, North Carolina, Ohio, Oregon, Vermont or Washington,** or I elect to receive cash distributions in Section 4 of this Subscription Agreement.		

Please Note: Only initial applicable items in this section	Primary Investor Initials	Co-Investor Initials
If I am an Alabama resident, my aggregate investment in Starwood Real Estate Income Trust, Inc. and other non-traded direct participation programs shall not exceed 10% of my liquid net worth at the time of investment in Starwood Real Estate Income Trust, Inc. This concentration limit does not apply to investments made through the Distribution Reinvestment Plan nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.		
If I am an Arkansas resident, my aggregate investment in Starwood Real Estate Income Trust, Inc. and other non-traded direct participation programs shall not exceed 10% of my liquid net worth at the time of investment in Starwood Real Estate Income Trust, Inc. This concentration limit does not apply to investments made through the Distribution Reinvestment Plan nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.		
If I am a California resident who is not an “accredited investor” as defined in Regulation D under the Securities Act, I may not invest more than 10% of my net worth in this offering.		
If I am an Iowa resident, my aggregate investment in Starwood Real Estate Income Trust, Inc. and other non-traded direct participation programs shall not exceed 10% of my liquid net worth at the time of investment in Starwood Real Estate Income Trust, Inc. This concentration limit does not apply to investments made through the Distribution Reinvestment Plan nor to an investor who is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.		
If I am a Kansas resident, I understand that it is recommended by the Securities Division of the Kansas Department of Insurance that I limit my aggregate investment in Starwood Real Estate Income Trust, Inc.’s securities and other similar investments to not more than 10 percent of my liquid net worth.		

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 5 OF 10

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc.

STARWOOD REAL ESTATE INCOME TRUST

Please Note: Only initial applicable items in this section	Primary Investor Initials	Co-Investor Initials
If I am a Kentucky resident, my aggregate investment in Starwood Real Estate Income Trust, Inc. and other non-traded direct participation programs shall not exceed 10% of my liquid net worth at the time of investment in Starwood Real Estate Income Trust, Inc. This concentration limit does not apply to investments made through the Distribution Reinvestment Plan nor to an investor who is an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.		
If I am a Maine resident, I acknowledge that the Maine Office of Securities recommends that my aggregate investment in this offering and similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, 'liquid net worth' is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.		
If I am a Massachusetts resident, I must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $100,000, or (b) a minimum liquid net worth of $350,000. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalent and readily marketable securities. In addition, my investment in Starwood Real Estate Income Trust, Inc., its affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.		
If I am a Minnesota resident, my aggregate investment in Starwood Real Estate Income Trust, Inc. and other non-traded direct participation programs shall not exceed 10% of my liquid net worth at the time of investment in Starwood Real Estate Income Trust, Inc. This concentration limit does not apply to investments made through the Distribution Reinvestment Plan nor to an investor who is an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended.		
If I am a Missouri resident, no more than ten percent (10%) of my liquid net worth shall be invested in the securities being registered in this offering.		
If I am a Nebraska resident who is not an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, I will limit my aggregate investment in this offering of Starwood Real Estate Income Trust, Inc. and in the common stock of other public, non-listed REITs to 10% of my net worth.		
If I am a New Jersey resident, I have (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalents and readily marketable securities. In addition, my investment in Starwood Real Estate Income Trust, Inc., its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth.		
If I am a New Mexico resident, my investment in shares of Starwood Real Estate Income Trust, Inc., shares of its affiliates and other public, non-listed REITs may not exceed 10% of my liquid net worth. Investors who are accredited investors, as defined by Rule 501(a) of Regulation D under the Securities Act, are not subject to the foregoing investment concentration limit.		
If I am a North Dakota resident, I have a net worth of at least ten times my investment in Starwood Real Estate Income Trust, Inc.'s common stock.		
If I am an Ohio resident, I may not invest more than ten percent (10%) of my liquid net worth in Starwood Real Estate Income Trust, Inc.'s common stock and other non-traded real estate investment programs. For purposes of Ohio's suitability standard, "liquid net worth" shall be defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities. This condition also does not apply to purchasers who meet the definition of an accredited investor as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, 15 U.S.C.A. 77a, as amended.		

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 6 OF 10

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc.

STARWOOD REAL ESTATE INCOME TRUST

Please Note: Only initial applicable items in this section	Primary Investor Initials	Co-Investor Initials
If I am a non-accredited Oregon resident, my investment in Starwood Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth. For purposes of Oregon's suitability standard, "liquid net worth" is defined as an investor's total assets (excluding home, home furnishings, and automobiles) minus total liabilities. Oregon investors who meet the definition of "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the limitation described in this paragraph.		
If I am a Puerto Rico resident, my investment in Starwood Real Estate Income Trust, Inc., its affiliates and other public, non-listed REITs may not exceed 10% of my liquid net worth. For purposes of Puerto Rico's suitability standard, "liquid net worth" is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings, and automobiles minus total liabilities) consisting of cash, cash equivalents, and readily marketable securities.		
If I am a Tennessee resident who is not an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, my investment in Starwood Real Estate Income Trust, Inc.'s common stock may not exceed 10% of my net worth.		
If I am a Vermont resident who is not an "accredited investor" as defined in Regulation D under the Securities Act of 1933, as amended, my investment in this offering of Starwood Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth. For purposes of Vermont's suitability standard, "liquid net worth" is defined as an investor's total assets (not including home, home furnishings, or automobiles) minus total liabilities.		
If I am a Washington resident, my investment may not exceed more than 10% of my liquid net worth, as determined at the time of my investment, in Starwood Real Estate Income Trust, Inc. and offerings of other public, non-listed direct participation programs. However, this 10% liquid net worth limit does not apply to the following: (a) distributions I reinvest through the distribution reinvestment plan, or (b) I am an "accredited investor," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933, 15 U.S.C. 77a, as amended.		

For purposes of determining whether you satisfy the suitability standards set forth above, (i) "net worth" is calculated excluding the value of an investor's home, home furnishings and automobiles; (ii) if not otherwise specified, "liquid net worth" means that portion of an investor's net worth consisting of cash, cash equivalents, and readily marketable securities; and (iii) "direct participation programs" means REITs, business development companies, oil and gas programs, equipment leasing programs, and commodity pools, but excludes federal and state exempt private offerings and any investment company registered pursuant to the Investment Company Act of 1940, as amended.

I understand that my subscription request will not be accepted before the later of (i) two business days before the first business day of the month and (ii) three business days after the transaction price is made available. I understand that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on Starwood Real Estate Income Trusts Inc.'s toll-free, automated telephone line, 877-648-3235.

If you do not have another broker-dealer or other financial intermediary introducing you to Starwood Real Estate Income Trust, Inc., then Starwood Capital, L.L.C. may be deemed to be acting as your broker of record in connection with any investment in Starwood Real Estate Income Trust, Inc. For important information in this respect, see Section 8. **I declare that the information supplied above is true and correct and may be relied upon by Starwood Real Estate Income Trust, Inc. I acknowledge that the Broker-Dealer/Financial Advisor (Broker-Dealer/Financial Advisor of record) indicated in Section 8 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker-Dealer/Financial Advisor of record at any time by contacting Starwood Real Estate Income Trust, Inc.**

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 7 OF 10

Subscription Agreement for Shares
of Starwood Real Estate Income Trust, Inc.

7. Important Information Rights, Certifications and Authorizations

SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors)

Under penalties of perjury, I certify that:

(1) The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and

(4) The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X ______________________ ________

Signature of Investor *Date*

X ______________________ ________

Signature of Co-Investor or Custodian (If applicable) *Date*

(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 8 OF 10

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc.

STARWOOD
REAL ESTATE INCOME TRUST

8. Broker-Dealer, Financial Advisor Information

(Required Information. All fields must be completed)

Broker-Dealer

Financial Advisor Name

Advisor Mailing Address

City

State

Zip Code

Financial Advisor BD Number

Branch Number

Telephone Number

E-mail Address

Fax Number

Please note that unless previously agreed to in writing by Starwood Real Estate Income Trust, Inc., all sales of securities must be made through a Broker- Dealer, including when an RIA has introduced the sale. In all cases, Section 6 must be completed.

The undersigned confirm(s), which confirmation is made on behalf of the Broker-Dealer with respect to sales of securities made through a Broker-Dealer, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered or made available a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto and (vii) understand that the sale of shares in accordance with the prospectus is subject to any applicable enhanced standard of conduct, including, but not limited to, the "best interest" standard applicable under Rule 15l-1 under the Securities Exchange Act of 1934. The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing Anti- Money Laundering Program and Customer Identification Program.

If you do not have another broker-dealer or other financial intermediary introducing you to Starwood Real Estate Income Trust, Inc., then Starwood Capital, L.L.C. may be deemed to act as your broker of record in connection with any investment in Starwood Real Estate Income Trust, Inc. Starwood Capital, L.L.C. is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If Starwood Capital, L.L.C. is your broker of record, then your Shares will be held in your name on the books of Starwood Real Estate Income Trust, Inc. Starwood Capital, L.L.C. will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the Shares, contact your broker or other financial intermediary.

X

Financial Advisor Signature

Date

X

Branch Manager Signature
(If required by Broker-Dealer)

Date

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 9 OF 10

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc.

9. Delivery Instructions

***Cash, money order, counter checks, third party checks and travelers checks will NOT be accepted.**

If a check received from an investor is returned for insufficient funds or otherwise not honored, Starwood Real Estate Income Trust, Inc., or its agent, may return the check with no attempt to redeposit. In such event, any issuance of the shares or declaration of distributions on shares may be rescinded by Starwood Real Estate Income Trust, Inc. Starwood Real Estate Income Trust, Inc. may reject any subscription, in whole or in part, in its sole discretion.

To ensure the fastest possible processing of this Subscription Agreement, all relevant information must be completed.

Each subscription will be accepted or rejected as soon as reasonably possible. However, the Company has up to 30 days to accept or reject each subscription from the date the subscription is received by the Company's Processing Agent. Investors will receive a confirmation of their purchase.

Custodial accounts, forward subscription agreement to the custodian.

If you have any questions, please contact Starwood Real Estate Income Trust, Inc. Investor Relations: 877-648-3235
To submit this form or any other form by fax, please use the following toll free fax line: 833-718-9741

By Mail - Make checks payable to "Starwood Real Estate Income Trust, Inc." or to the custodian of record for qualified plan or brokerage account investments.

By Wire Transfer	By Standard Mail	Overnight Mail
Starwood Real Estate Income Trust, Inc. ABA Routing # 101000695 Starwood Account # 9872292278 Include in memo field: FBO (Investor's Name)	Starwood c/o SS&C GIDS, Inc. as Processing Agent PO BOX 219426 Kansas City, MO 64121-9426	Starwood c/o SS&C GIDS, Inc. as Processing Agent 801 Pennsylvania Ave, Suite 219426 Kansas City, MO 64105-1307

10. Additional Disclosures

If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of Shares of Starwood Real Estate Income Trust, Inc. experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 6 above, they are asked to promptly notify Starwood Real Estate Income Trust, Inc. and the Broker-Dealer in writing. This request in no way shifts to the investor the responsibility of any person selling shares on behalf of the Company to the investor to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment for that particular investor.

No sale of Shares may be completed until at least five business days after you receive the final Prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business prior to the first business day of the month (unless waived). You will receive a written confirmation of your purchase.

All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the Shares of Starwood Real Estate Income Trust, Inc.

Subscription Agreement for Shares of Starwood Real Estate Income Trust, Inc. PAGE 10 OF 10

APPENDIX B

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

(Mark One)

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from to .

Commission file number 000-56046

Starwood Real Estate Income Trust, Inc.

(Exact name of Registrant as specified in Its Charter)

Maryland	2340 Collins Avenue Miami Beach, FL 33139	82-2023409
(State or other jurisdiction of incorporation or organization)	(Address of principal executive offices) (Zip Code)	(I.R.S. Employer Identification No.)

Registrant’s telephone number, including area code: (305) 695-5500

Securities registered pursuant to Section 12(b) of the Act: None

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of August 12, 2026, the registrant had the following shares outstanding: 4,443,910 shares of Class T common stock, 172,566,188 shares of Class S common stock, 24,362,624 shares of Class D common stock and 187,489,288 shares of Class I common stock.

PART I. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share data)

	June 30, 2026	December 31, 2025
Assets
Investments in real estate, net	$16,605,904	$16,929,132
Investment in real estate debt	948,779	915,431
Investments in unconsolidated real estate ventures	281,793	294,392
Cash and cash equivalents	207,304	200,806
Restricted cash	241,059	224,454
Other assets	319,717	353,647
Total assets	$18,604,556	$18,917,862
Liabilities and Equity
Mortgage notes and secured credit facilities, net	$12,020,099	$11,957,210
Secured financings on investment in real estate debt, net	572,391	550,951
Unsecured line of credit	1,550,000	1,373,000
Other liabilities	436,558	433,156
Subscriptions received in advance	—	145
Due to affiliates	219,583	235,809
Total liabilities	14,798,631	14,550,271

Commitments and contingencies	—	—
Redeemable non-controlling interests	390,121	399,101

Equity
Preferred stock, $0.01 par value per share, 100,000,000 shares authorized; none issued and outstanding as of June 30, 2026 and December 31, 2025	—	—
Common stock — Class T shares, $0.01 par value per share, 500,000,000 shares authorized; 4,500,558 and 4,785,065 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	45	48
Common stock — Class S shares, $0.01 par value per share, 1,000,000,000 shares authorized; 172,727,901 and 175,605,537 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	1,727	1,756
Common stock — Class D shares, $0.01 par value per share, 500,000,000 shares authorized; 24,345,076 and 24,744,496 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	243	247
Common stock — Class I shares, $0.01 par value per share, 1,000,000,000 shares authorized; 186,461,302 and 186,884,080 shares issued and outstanding as of June 30, 2026 and December 31, 2025, respectively	1,865	1,869
Additional paid-in capital	8,606,880	8,702,558
Accumulated other comprehensive income	10,815	22,499
Accumulated deficit and cumulative distributions	(5,294,957)	(4,842,847)
Total stockholders’ equity	3,326,618	3,886,130
Non-controlling interests in consolidated joint ventures	89,186	82,360
Total equity	3,415,804	3,968,490
Total liabilities and equity	$18,604,556	$18,917,862

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Revenues
Rental revenue	$390,016	$386,801	$775,730	$780,851
Other revenue	7,938	7,734	14,504	13,949
Total revenues	397,954	394,535	790,234	794,800
Expenses
Property operating	165,147	166,879	325,266	337,984
General and administrative	9,634	9,027	19,873	18,681
Management fees	20,073	22,178	40,500	44,944
Performance participation allocation	—	—	—	—
Depreciation and amortization	177,347	173,654	354,993	346,504
Total expenses	372,201	371,738	740,632	748,113
Other expense
Loss from unconsolidated real estate ventures	(2,876)	(4,525)	(5,803)	(6,354)
Income from investment in real estate debt, net	22,225	18,494	42,368	38,130
Net (loss) gain on dispositions of real estate	(958)	14,087	(1,023)	23,777
Interest expense	(182,826)	(150,891)	(355,143)	(303,118)
Loss on extinguishment of debt	(1,775)	—	(4,131)	—
Other (expense) income, net	(12,569)	(105,292)	1,236	(192,026)
Total other expense	(178,779)	(228,127)	(322,496)	(439,591)
Net loss	$(153,026)	$(205,330)	$(272,894)	$(392,904)
Net loss attributable to non-controlling interests in consolidated joint ventures	$937	$1,204	$1,848	$2,283
Net loss attributable to non-controlling interests in Operating Partnership	7,853	10,229	13,956	19,544
Net loss attributable to stockholders	$(144,236)	$(193,897)	$(257,090)	$(371,077)
Net loss per share of common stock, basic and diluted	$(0.37)	$(0.49)	$(0.66)	$(0.93)
Weighted-average shares of common stock outstanding, basic and diluted	387,210,745	399,564,483	388,413,005	400,276,392

Comprehensive loss:
Net loss	$(153,026)	$(205,330)	$(272,894)	$(392,904)
Other comprehensive (loss) income item:
Foreign currency translation adjustments	(2,982)	47,535	(11,684)	69,743
Other comprehensive (loss) income	$(2,982)	$47,535	$(11,684)	$69,743
Comprehensive loss	$(156,008)	$(157,795)	$(284,578)	$(323,161)

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(in thousands)

	Par Value
	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit and Cumulative Distributions	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
Balance at March 31, 2026	$47	$1,734	$245	$1,863	$8,633,963	$13,797	$(5,068,956)	$3,582,693	$88,805	$3,671,498
Common stock issued (transferred)	(2)	(2)	(2)	17	22,770	—	—	22,781	—	22,781
Offering costs, net	—	—	—	—	(483)	—	—	(483)	(44)	(527)
Distribution reinvestments	—	6	1	6	25,429	—	—	25,442	—	25,442
Amortization of restricted stock grants	—	—	—	—	210	—	—	210	—	210
Common stock repurchased	—	(11)	(1)	(21)	(65,134)	—	—	(65,167)	—	(65,167)
Net loss ($7,853 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(144,236)	(144,236)	(937)	(145,173)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	2,876	2,876
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(1,514)	(1,514)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(81,765)	(81,765)	—	(81,765)
Other comprehensive loss	—	—	—	—	—	(2,982)	—	(2,982)	—	(2,982)
Allocation to redeemable non-controlling interest	—	—	—	—	(9,875)	—	—	(9,875)	—	(9,875)
Balance at June 30, 2026	$45	$1,727	$243	$1,865	$8,606,880	$10,815	$(5,294,957)	$3,326,618	$89,186	$3,415,804

	Par Value
	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit and Cumulative Distributions	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
Balance at March 31, 2025	$50	$1,807	$254	$1,897	$8,909,476	$(28,548)	$(3,984,319)	$4,900,617	$71,398	$4,972,015
Common stock issued (transferred)	—	(2)	—	23	39,903	—	—	39,924	—	39,924
Offering costs, net	—	—	—	—	(343)	—	—	(343)	(293)	(636)
Distribution reinvestments	—	8	—	8	36,566	—	—	36,582	—	36,582
Amortization of restricted stock grants	—	—	—	—	210	—	—	210	—	210
Common stock repurchased	—	(17)	(2)	(35)	(114,750)	—	—	(114,804)	—	(114,804)
Net loss ($10,229 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(193,897)	(193,897)	(1,204)	(195,101)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	10,199	10,199
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(913)	(913)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(115,506)	(115,506)	—	(115,506)
Other comprehensive income	—	—	—	—	—	47,535	—	47,535	—	47,535
Allocation to redeemable non-controlling interest	—	—	—	—	(11,932)	—	—	(11,932)	—	(11,932)
Balance at June 30, 2025	$50	$1,796	$252	$1,893	$8,859,130	$18,987	$(4,293,722)	$4,588,386	$79,187	$4,667,573

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Statements of Changes in Equity (Unaudited)

(in thousands)

	Par Value
	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit and Cumulative Distributions	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2025	$48	$1,756	$247	$1,869	$8,702,558	$22,499	$(4,842,847)	$3,886,130	$82,360	$3,968,490
Common stock issued (transferred)	(3)	(6)	(2)	34	46,745	—	—	46,768	—	46,768
Offering costs, net	—	—	—	—	59	—	—	59	(171)	(112)
Distribution reinvestments	1	14	2	14	58,285	—	—	58,316	—	58,316
Amortization of restricted stock grants	—	—	—	—	420	—	—	420	—	420
Common stock repurchased	(1)	(37)	(4)	(52)	(185,386)	—	—	(185,480)	—	(185,480)
Net loss ($13,956 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(257,090)	(257,090)	(1,848)	(258,938)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	11,196	11,196
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(2,351)	(2,351)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(195,020)	(195,020)	—	(195,020)
Other comprehensive loss	—	—	—	—	—	(11,684)	—	(11,684)	—	(11,684)
Allocation to redeemable non-controlling interest	—	—	—	—	(15,801)	—	—	(15,801)	—	(15,801)
Balance at June 30, 2026	$45	$1,727	$243	$1,865	$8,606,880	$10,815	$(5,294,957)	$3,326,618	$89,186	$3,415,804

	Par Value
	Common Stock Class T	Common Stock Class S	Common Stock Class D	Common Stock Class I	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit and Cumulative Distributions	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
Balance at December 31, 2024	$51	$1,814	$259	$1,894	$8,932,123	$(50,756)	$(3,691,379)	$5,194,006	$64,721	$5,258,727
Common stock issued (transferred)	(1)	(2)	(4)	41	71,038	—	—	71,072	—	71,072
Offering costs, net	—	—	—	—	(272)	—	—	(272)	(659)	(931)
Distribution reinvestments	—	17	1	15	73,893	—	—	73,926	—	73,926
Amortization of restricted stock grants	—	—	—	—	420	—	—	420	—	420
Common stock repurchased	—	(33)	(4)	(57)	(202,038)	—	—	(202,132)	—	(202,132)
Net loss ($19,544 allocated to redeemable non-controlling interest)	—	—	—	—	—	—	(371,077)	(371,077)	(2,283)	(373,360)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	21,560	21,560
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	(4,152)	(4,152)
Distributions declared on common stock (see Note 11)	—	—	—	—	—	—	(231,266)	(231,266)	—	(231,266)
Other comprehensive income	—	—	—	—	—	69,743	—	69,743	—	69,743
Allocation to redeemable non-controlling interest	—	—	—	—	(16,034)	—	—	(16,034)	—	(16,034)
Balance at June 30, 2025	$50	$1,796	$252	$1,893	$8,859,130	$18,987	$(4,293,722)	$4,588,386	$79,187	$4,667,573

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in thousands)

	For the Six Months Ended June 30,
	2026	2025
Cash flows from operating activities
Net loss	$(272,894)	$(392,904)
Adjustments to reconcile net loss to net cash provided by operating activities
Management fees	40,500	44,944
Performance participation allocation	—	—
Depreciation and amortization	354,993	346,504
Amortization of deferred financing costs	12,438	17,258
Straight-line rent amortization	(2,460)	(3,102)
Deferred income amortization	(10,859)	(10,907)
Unrealized (gain) loss on changes in fair value of financial instruments	(24,661)	213,922
Foreign currency gain	(14,912)	(20,769)
Loss on extinguishment of debt	4,131	—
Amortization of restricted stock grants	420	420
Net loss (gain) on dispositions of investments in real estate	1,023	(23,777)
Loss from unconsolidated real estate ventures	5,803	6,354
Distributions of earnings from unconsolidated real estate ventures	6,796	14,441
Realized loss (gain) on derivative instruments	36,860	(1,445)
Other items	(4,141)	(2,123)
Change in assets and liabilities
Decrease in other assets	13,556	23,715
Increase (decrease) in due to affiliates	565	(3,003)
Increase (decrease) in other liabilities	13,094	(11,836)
Net cash provided by operating activities	160,252	197,692
Cash flows from investing activities
Proceeds from dispositions of real estate	332	1,179,815
Capital improvements to real estate	(53,136)	(67,894)
Return of capital from unconsolidated real estate ventures	—	77,842
Proceeds from paydown of principal and settlement of investment in real estate debt	2,385	—
Purchase of derivative instruments	(7,126)	(6,692)
Proceeds from derivative instruments	27,678	30,005
Net cash (used in) provided by investing activities	(29,867)	1,213,076
Cash flows from financing activities
Proceeds from issuance of common stock, net	5,875	24,689
Offering costs paid	(16,655)	(17,940)
Subscriptions received in advance	—	1,251
Repurchases of common stock	(185,480)	(202,132)
Borrowings from mortgage notes, secured credit facilities and unsecured line of credit	2,062,366	216,510
Repayments of mortgage notes, secured credit facilities and unsecured line of credit	(1,806,435)	(1,386,311)
Borrowings under secured financings on investment in real estate debt	—	290,332
Repayments under secured financings on investment in real estate debt	—	(245,590)
Payment of deferred financing costs	(17,793)	—
Contributions from non-controlling interests	11,196	21,560
Distributions to non-controlling interests	(2,351)	(4,152)
Distributions	(158,543)	(169,828)
Net cash used in financing activities	(107,820)	(1,471,611)
Effect of exchange rate changes	538	3,346
Net change in cash and cash equivalents and restricted cash	23,103	(57,497)
Cash and cash equivalents and restricted cash, beginning of the year	425,260	522,934
Cash and cash equivalents and restricted cash, end of the period	$448,363	$465,437
Reconciliation of cash and cash equivalents and restricted cash to the condensed consolidated balance sheets:
Cash and cash equivalents	$207,304	$240,173
Restricted cash	241,059	225,264
Total cash and cash equivalents and restricted cash	$448,363	$465,437
Supplemental disclosure of cash flow information:
Cash paid for interest	$370,145	$405,174
Non-cash investing and financing activities:
Accrued stockholder servicing fees due to affiliate	$(822)	$(673)
Issuance of Class I shares for payment of management fee	$40,730	$45,270
Accrued distributions	$28,874	$40,562
Distribution reinvestment	$58,316	$73,926
Allocation to redeemable non-controlling interests	$15,801	$16,034
Deferred transaction offering costs	$3,988	$—
Accrued capital expenditures	$1,086	$2,945

See accompanying notes to condensed consolidated financial statements.

Starwood Real Estate Income Trust, Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1.
Organization and Business Purpose

Starwood Real Estate Income Trust, Inc. (the “Company”) was formed on June 22, 2017 as a Maryland corporation and has elected to be taxed as a real estate investment trust (“REIT”) for U.S. federal income tax purposes. The Company is organized to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. The Company’s portfolio is principally comprised of properties located in the United States. The Company has diversified its portfolio on a global basis through the acquisition of properties outside of the United States, with a focus on Europe. To a lesser extent, the Company has invested in debt secured by commercial real estate and real estate-related securities. The Company is the sole general partner of Starwood REIT Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”). Starwood REIT Special Limited Partner, L.L.C. (the “Special Limited Partner”), a wholly owned subsidiary of Starwood Capital Group Holdings, L.P. (the “Sponsor” and together with any entity that is controlled by, controls or is under common control with the Sponsor, and any of their respective predecessor entities, “Starwood Capital”), owns a special limited partner interest in the Operating Partnership. Substantially all of the Company’s business is conducted through the Operating Partnership. The Company and the Operating Partnership are externally managed by Starwood REIT Advisors, L.L.C. (the “Advisor”), an affiliate of the Sponsor.

On December 27, 2017, the Company commenced its initial public offering of up to $5.0 billion in shares of common stock. On June 2, 2021, the initial public offering terminated and the Company commenced a follow-on public offering of up to $10.0 billion in shares of common stock. On August 10, 2022, the follow-on public offering terminated and the Company commenced its third public offering of up to $18.0 billion in shares of common stock.

On February 4, 2026, the third public offering terminated, and the Company commenced its fourth public offering of up to $10.0 billion in shares of common stock, consisting of up to $9.5 billion in shares in its primary offering and up to $0.5 billion in shares pursuant to its distribution reinvestment plan. As of June 30, 2026, the Company had received aggregate net proceeds of $14.3 billion from the sale of shares of its common stock through its public offerings.

In April 2024, the Company launched a program (the “DST Program”) to raise capital, through its Operating Partnership, through private placement offerings exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by selling beneficial interests (“DST Interests”) in specific Delaware statutory trusts (“DSTs”) holding real properties (the “DST Properties”). As of June 30, 2026, the Company has raised approximately $66.2 million in gross offering proceeds through the DST Program.

As of June 30, 2026, the Company owned 402 consolidated real estate properties, 877 single-family rental units, two investments in unconsolidated real estate ventures and one real estate debt investment. The Company currently operates in five reportable segments: Multifamily, Industrial, Office, Other, and Investment in Real Estate Debt. Financial results by segment are reported in Note 15.

2.
Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. All significant intercompany balances and transactions have been eliminated in consolidation. Management believes it has made all necessary adjustments, consisting of only normal recurring items, so that the unaudited condensed consolidated financial statements are presented fairly and that estimates made in preparing its unaudited condensed consolidated financial statements are reasonable and prudent. The accompanying unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (the “SEC”).

Certain amounts in the Company’s prior period condensed consolidated financial statements have been reclassified to conform to the current period presentation. The Company has chosen to reclassify realized gains and losses on derivative instruments as reflected on the Condensed Consolidated Statements of Cash Flows from “Other items” to “Realized loss (gain) on derivative instruments” for the six months ended June 30, 2025. This reclassification had no effect on the previously reported totals or subtotals included in the Condensed Consolidated Statements of Cash Flows.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Company, the Company’s subsidiaries and joint ventures in which the Company has a controlling interest. For consolidated joint ventures, the non-controlling partner’s share of the assets, liabilities and operations of the joint ventures is included in non-controlling interests as equity of the Company. The non-controlling partner’s interest is generally computed as the joint venture partner’s ownership percentage. Certain of the joint ventures formed by the Company provide the other partner a profits interest based on certain return hurdles being achieved. Any profits interest due to the other partner is reported within non-controlling interests.

In determining whether the Company has a controlling financial interest in a partially owned entity and the requirement to consolidate the accounts of that entity, the Company considers whether the entity is a variable interest entity (“VIE”) and whether it is the primary beneficiary. The Company is the primary beneficiary of a VIE when it has (i) the power to direct the most significant activities impacting the economic performance of the VIE and (ii) the obligation to absorb losses or receive benefits significant to the VIE. The Operating Partnership is considered to be a VIE. The Company consolidates the Operating Partnership because it has the ability to direct the most significant activities of the entity such as purchases, dispositions, financings, budgets, and overall operating plans. The Company meets the VIE disclosure exemption criteria, as the Company’s interest in the Operating Partnership is considered a majority voting interest. Where the Company does not have the power to direct the activities of the VIE that most significantly impact its economic performance, the Company’s interest for those partially owned entities are accounted for using the equity method of accounting.

The Company has a DST Program to raise capital through private placement offerings by selling DST Interests in specific DSTs holding real properties. Under the DST Program, each private placement offers interest in one or more DST Properties. DST Properties may be sourced from properties currently owned by the Operating Partnership or newly acquired properties. The underlying interest of real properties sold to investors pursuant to such private placements are leased-back to a wholly owned subsidiary of the Operating Partnership on a long-term basis through January 2, 2031, unless sooner terminated pursuant to master lease agreements. These master lease agreements are fully guaranteed by the Operating Partnership in the form of demand notes capitalizing the lessee. Additionally, the Operating Partnership retains a fair market value purchase option giving it the right, but not the obligation, to acquire the interests in the DSTs from the investors at a later time in exchange for Operating Partnership units.

Under the master lease agreements, a wholly owned indirect subsidiary of the Operating Partnership is responsible for subleasing the property to occupying tenants and all underlying costs associated with operating the property and is responsible for paying rent to the DST that owns such property. For financial reporting purposes (and not for income tax purposes), the Company evaluated the transfer of the DST properties under GAAP and concluded that the sale of the DST Properties does not qualify as a sale due to continuing involvement and the fair market value repurchase option and is, therefore, accounted for as a failed sale-leaseback transaction. As a result of this determination, the DST Properties are included in the Company’s Condensed Consolidated Balance Sheets. The master lease agreements are absolute leases, pursuant to which the master tenant will pay the stated rent and will be responsible for paying leasing costs, operating expenses, real estate taxes, special assessments, sales and use taxes, utilities, insurance and repairs for maintenance related to the DST Properties.

As of June 30, 2026 and December 31, 2025, the Company held two properties through the DST Program and the total investments in real estate, net associated with the DST Properties were $155.1 million and $157.8 million, respectively.

The Company has determined that the DST entities are VIEs. The Company has determined that it is the primary beneficiary of these VIEs. As a result, these DST entities are included in the Company’s condensed consolidated financial statements. As of June 30, 2026 and December 31, 2025, the total liabilities of the Company’s consolidated VIEs, excluding the Operating Partnership, were $0.1 billion and $0.1 billion, respectively. Such amounts are included on the Company’s Condensed Consolidated Balance Sheets. There were no assets of the Company’s consolidated VIEs as of June 30, 2026 and December 31, 2025, due to certain intercompany eliminations upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Investments in Real Estate

Refer to Note 2 — “Summary of Significant Accounting Policies” to the Company’s consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, for further details of the GAAP treatment regarding the Company’s investments in real estate.

Impairment of Investments in Real Estate

The Company’s management reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties considered to be “long-lived assets to be held and used” are considered on an undiscounted basis to determine whether an asset has been impaired, the Company’s strategy of holding properties over the long term decreases the likelihood of recording an impairment loss. If the Company’s strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized and such loss could be material to the Company’s results. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. Impairment charges are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Loss.

During the three and six months ended June 30, 2026 and 2025, the Company did not recognize any impairment charges on investments in real estate.

Properties Held-for-Sale

The Company classifies the assets and liabilities related to its investments in real estate as held-for-sale when a sale is probable to occur within one year. The Company considers a sale to be probable when a binding contract has been executed, the buyer has posted a non-refundable deposit, and there are limited contingencies to closing. The Company records held-for-sale investments in real estate at the lower of depreciated cost or fair value, less estimated closing costs. Held-for-sale assets and liabilities are presented within Other assets and Other liabilities on the Company’s Condensed Consolidated Balance Sheets. Liabilities are included in the held-for-sale disposal group only if these liabilities are directly associated with the assets to be disposed of and are expected to be settled as part of the pending sale transaction. This includes mortgage notes, net, that are assumed by the buyer or mortgage notes, net, that are fully repaid as part of the pending sale transaction. As of June 30, 2026 and December 31, 2025, no properties were classified as held-for-sale.

Fair Value Measurements

Under normal market conditions, the fair value of an investment is the amount that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price). Additionally, there is a hierarchical framework that prioritizes and ranks the level of market price observability used in measuring investments at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment and the state of the market place, including the existence and transparency of transactions between market participants. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured and reported at fair value are classified and disclosed in one of the following levels within the fair value hierarchy:

Level 1 — quoted prices are available in active markets for identical investments as of the measurement date. The Company does not adjust the quoted price for these investments.

Level 2 — quoted prices are available in markets that are not active or model inputs are based on inputs that are either directly or indirectly observable as of the measurement date.

Level 3 — pricing inputs are unobservable and include instances where there is minimal, if any, market activity for the investment. These inputs require significant judgment or estimation by management or third parties when determining fair value and generally represent anything that does not meet the criteria of Levels 1 and 2. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

Valuation of assets and liabilities measured at fair value

The Company’s investment in real estate debt is reported at fair value. The Company’s investment in real estate debt includes a loan secured by real estate, which may not have readily available market quotations. In such cases, the Company will generally determine the initial value based on the origination amount or acquisition price of such investment if acquired by the Company or the par value of such investment if originated by the Company. Following the initial measurement, the Company will determine fair value by utilizing or reviewing certain of the following inputs (i) market yield data, (ii) discounted cash flow modeling, (iii) collateral asset performance, (iv) local or macro real estate performance, (v) capital market conditions, (vi) debt yield or loan-to-value ratios, and (vii) borrower financial condition and performance.

The Company’s derivative financial instruments are reported at fair value and are recorded within Other assets and Other liabilities on the Company’s Condensed Consolidated Balance Sheets. The Company’s interest rate swap agreements are valued using a discounted cash flow analysis based on the terms of the contract and the forward interest rate curve adjusted for the Company’s non-performance risk. The Company’s interest rate cap positions are valued using models developed by the respective counterparty as well as third party pricing service providers that use as their basis readily observable market parameters (such as forward yield curves and credit default swap data).

The fair values of the Company’s foreign currency forward contracts are determined by comparing the contracted forward exchange rate to the current market exchange rate. The current market exchange rates are determined by using market spot rates, forward rates and interest rate curves for the underlying instruments.

The fair values of the Company’s financial instruments (other than investment in real estate debt, mortgage notes, secured credit facilities, unsecured line of credit and derivative instruments), including cash and cash equivalents, restricted cash and other financial instruments, approximate their carrying or contract value. The Company utilizes a discounted cash flow model to value its loans secured by real estate (considering loan features, credit quality of the loans and includes a review of market yield data, collateral asset performance, local and macro real estate performance, capital market conditions, debt yield, loan-to-value ratios, borrower financial condition and performance, among other factors). The Company continuously monitors and assesses the credit quality of individual loans including the review of delinquency and loan-to-value ratios on its loans secured by real estate. Such loans have floating interest rates with market terms and there are no underlying credit quality issues as of June 30, 2026.

The following table details the Company’s assets and liabilities that are measured at fair value on a recurring basis ($ in thousands):

	June 30, 2026				December 31, 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:
Investment in real estate debt	$—	$—	$948,779	$948,779	$—	$—	$915,431	$915,431
Derivatives	—	65,444	—	65,444	—	83,223	—	83,223
Total	$—	$65,444	$948,779	$1,014,223	$—	$83,223	$915,431	$998,654

Liabilities:
Derivatives	$—	$74,370	$—	$74,370	$—	$59,520	$—	$59,520
Total	$—	$74,370	$—	$74,370	$—	$59,520	$—	$59,520

The following table details the Company’s assets that are measured at fair value on a recurring basis using Level 3 inputs ($ in thousands):

Investment in Real Estate Debt
Balance as of December 31, 2025	$915,431
Loan repayments	(2,385)
Included in net loss
Foreign currency remeasurement	35,733
Balance as of June 30, 2026	$948,779

The following table contains the quantitative inputs and assumptions used for items categorized in Level 3 of the fair value hierarchy ($ in thousands):

	June 30, 2026
	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average	Impact to Valuation from a Decrease in Input
Financial Assets:
Investment in real estate debt	$948,779	Discounted Cash Flow	Discount Rate	9.3%	Increase

	December 31, 2025
	Fair Value	Valuation Technique	Unobservable Inputs	Weighted Average	Impact to Valuation from a Decrease in Input
Financial Assets:
Investment in real estate debt	$915,431	Discounted Cash Flow	Discount Rate	8.8%	Increase

Valuation of assets measured at fair value on a nonrecurring basis

Certain of the Company’s assets may not be measured at fair value on an ongoing basis but are subject to fair value adjustments, such as when there is evidence of impairment, and therefore measured at fair value on a nonrecurring basis. The Company reviews its real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value.

During the three and six months ended June 30, 2026 and 2025, the Company did not recognize any impairment charges on investments in real estate.

Valuation of liabilities not measured at fair value

Fair value of the Company’s indebtedness is estimated by modeling the cash flows required by the Company’s debt agreements and discounting them back to the present value using an appropriate discount rate. Additionally, the Company considers current market rates and conditions by evaluating similar borrowing agreements with comparable loan-to-value ratios and credit profiles. The inputs used in determining the fair value of the Company’s indebtedness are considered Level 3. As of June 30, 2026 and December 31, 2025, the fair value of the Company’s mortgage notes, secured credit facilities, and secured financings on investment in real estate debt was approximately $241.8 million and $265.6 million below the outstanding principal balance, respectively.

Income Taxes

The Company elected to be taxed as a REIT under the Internal Revenue Code (the “Code”), for federal income tax purposes, beginning with its taxable year ended December 31, 2019. As long as the Company qualifies for taxation as a REIT, it generally will not be subject to U.S. federal corporate income tax on its net taxable income that is currently distributed to its stockholders. A REIT is subject to a number of organizational and operational requirements, including a requirement that it currently distributes at least 90% of its REIT taxable income (subject to certain adjustments) to its stockholders. If the Company fails to qualify as a REIT in a taxable year, without the benefit of certain relief provisions, it will be subject to federal and state income tax on its taxable income at regular corporate tax rates. Even if the Company qualifies for taxation as a REIT, it may also be subject to certain federal, state, local, and foreign taxes on its income and assets, including (i) taxes on any undistributed income, (ii) taxes related to its taxable REIT subsidiaries (“TRSs”), and (iii) certain state or local income taxes. The Company and the Operating Partnership’s tax returns for three years from the date filed are subject to examination.

The Company has formed subsidiaries to function as TRSs and filed TRS elections, together with such subsidiaries, with the Internal Revenue Service. In general, a TRS may perform additional services for the Company’s tenants and generally may engage in any real estate or non-real estate-related business other than management or operation of a lodging facility or a health care facility. The TRSs may be subject to taxation at the federal, state, local, and foreign levels, as applicable, at regular corporate tax rates. The Company accounts for applicable income taxes by utilizing the asset and liability method. As such, the Company records deferred tax assets and liabilities for the future tax consequences resulting from the difference between the carrying value of existing assets and liabilities and their respective tax basis. A valuation allowance for deferred tax assets is provided if the Company believes all or some portion of the deferred tax asset may not be realized.

In 2021, the Organization for Economic Co-operation and Development (“OECD”) announced a two-pillar solution to address tax challenges arising from the digitalization of the economy, which included a 15% global minimum tax under Pillar Two Model Rules (“Pillar Two”). On January 5, 2026, the OECD released a “side-by-side package” (“SbS”) for Pillar Two that includes administrative guidance on SbS system, a permanent simplified effective tax rate safe harbor, an extension of the transitional country-by-country reporting safe harbor through 2027, and a substance-based tax incentive safe harbor. Under this guidance, the U.S. is recognized as a qualified SbS regime which effectively alleviates U.S.-based multi-national companies from top-up tax collectible under the Pillar Two income inclusion and undertaxed payments rules. While the Company may be subject to Qualified Domestic Minimum Top-Up Taxes in the jurisdictions in which it operates, the safe harbors provided by SbS are broadly applicable and the Company does not expect the Pillar Two framework to have a material impact on the Company’s effective tax rate, consolidated results of operations, financial position, or cash flows.

For the three and six months ended June 30, 2026, the Company recognized an income tax expense of ($0.3) million and ($1.0) million, respectively, within Other (expense) income, net in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss. For the three and six months ended June 30, 2025, the Company recognized an income tax expense of ($0.7) million and ($1.1) million, respectively, within Other (expense) income, net in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss. As of June 30, 2026 and December 31, 2025, the Company recorded a net deferred tax liability of $34.9 million and $35.6 million, respectively, primarily due to assumed capital gains from three European investments, within Other liabilities on the Company’s Condensed Consolidated Balance Sheets.

As of December 31, 2025, net operating loss (“NOL”) carryforwards for federal, state and foreign income tax purposes totaled $112.8 million, and are primarily driven by dispositions of residential rental units within one of the Company’s TRSs and valuation adjustments in certain foreign jurisdictions. Although the federal NOL carryforwards do not expire, the Company has recorded full valuation allowances against certain deferred tax assets for which the Company believes it is more likely than not that the Company will not realize a benefit from these in future taxable years.

Recent Accounting Pronouncements

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) No. 2024-03, “Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses” which requires disclosure of certain costs and expenses on an interim and annual basis in the notes to the consolidated financial statements. The guidance is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The guidance is to be applied either (i) prospectively to financial statements issued for reporting periods after the effective date or (ii) retrospectively to any or all prior periods presented in the financial statements. The Company is currently evaluating the potential impact of adopting this standard on the condensed consolidated financial statements and related disclosures.

In December 2025, the Financial Accounting Standards Board issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements (“ASU 2025-11”), which amends Accounting Standards Codification (“ASC”) 270, Interim Reporting (“ASC 270”). The amendments are intended to improve the navigability and clarity of the interim reporting guidance within ASC 270 and to clarify when that guidance is applicable. ASU 2025-11 does not expand or reduce existing interim disclosure requirements, but rather, it reorganizes and clarifies current requirements, including by adding a disclosure principle for material events occurring after the most recent annual reporting period. ASU 2025-11 is effective for interim reporting periods within fiscal years beginning after December 15, 2027 for public business entities, with early adoption permitted. The Company is currently evaluating the potential impact of adopting this standard on its condensed consolidated financial statements and related disclosures.

3.
Investments

Investments in Real Estate

Investments in real estate, net consisted of the following ($ in thousands):

	June 30, 2026	December 31, 2025
Building and building improvements	$16,462,622	$16,452,127
Land and land improvements	2,777,824	2,797,405
Furniture, fixtures and equipment	267,838	268,251
Right-of-use asset - operating lease(1)	105,230	105,230
Total	19,613,514	19,623,013
Accumulated depreciation and amortization	(3,007,610)	(2,693,881)
Investments in real estate, net	$16,605,904	$16,929,132

__________

(1)
Refer to Note 14 for additional details on the Company’s leases.

Asset Dispositions

During the three months ended June 30, 2026, the Company did not sell any investments in real estate. The Company recorded net losses of ($1.0) million during the three months ended June 30, 2026 on the retirement of certain furniture, fixtures and equipment in connection with capital improvement activities at certain of the Company’s properties. No proceeds were received in connection with these retirements. During the six months ended June 30, 2026, the Company sold one single-family rental unit, generating total net cash proceeds, net of mortgage repayments, of approximately $0.1 million. During the six months ended June 30, 2026, the Company recorded net losses of ($1.0) million, consisting of losses on the retirement of certain furniture, fixtures and equipment in connection with capital improvement activities at certain of the Company’s properties and a net loss on the disposition of one single-family rental unit. No proceeds were received in connection with the furniture, fixtures and equipment retirements.

During the three months ended June 30, 2025, the Company sold an aggregate of $0.1 billion of investments in real estate, net, generating total net cash proceeds, net of mortgage repayments, of approximately $0.1 billion. During the three months ended June 30, 2025, the Company recorded $14.1 million of net gains from the disposition of one retail property and 26 single-family rental units. During the six months ended June 30, 2025, the Company sold an aggregate of $1.2 billion of investments in real estate, net, generating total net cash proceeds, net of mortgage repayments, of approximately $0.3 billion. During the six months ended June 30, 2025, the Company recorded $23.8 million of net gains from the disposition of 43 industrial properties, 13 multifamily properties, one hospitality property, one retail property and 42 single-family rental units.

Investments in Unconsolidated Real Estate Ventures

The following table details the Company’s equity investments in unconsolidated real estate ventures ($ in thousands):

Investments in Unconsolidated Real Estate Ventures	Segment	Date Acquired	Number of Properties	Ownership Interest	June 30, 2026	December 31, 2025
Extended Stay Portfolio	Other	July 2022	195	45%	$272,712	$285,313
Fort Lauderdale Hotel	Other	March 2019	1	43%	9,081	9,079
Total investments in unconsolidated real estate ventures					$281,793	$294,392

The following table details the Company’s loss from equity investments in unconsolidated real estate ventures ($ in thousands):

		Three Months Ended June 30,		Six Months Ended June 30,
Investments in Unconsolidated Real Estate Ventures	Segment	2026	2025	2026	2025
Extended Stay Portfolio	Other	$(2,763)	$(4,255)	$(6,082)	$(6,429)
Fort Lauderdale Hotel	Other	(113)	(270)	279	75
Total loss from unconsolidated real estate ventures		$(2,876)	$(4,525)	$(5,803)	$(6,354)

4.
Intangibles

The gross carrying amount and accumulated amortization of the Company’s intangible assets and liabilities consisted of the following ($ in thousands):

	June 30, 2026	December 31, 2025
Intangible assets: (1)
In-place lease intangibles	$195,399	$201,062
Above-market lease intangibles	34,704	36,264
Other	35,186	35,191
Total intangible assets	265,289	272,517
Accumulated amortization:
In-place lease amortization	(100,654)	(98,526)
Above-market lease amortization	(21,224)	(20,449)
Other	(16,085)	(14,746)
Total accumulated amortization	(137,963)	(133,721)
Intangible assets, net	$127,326	$138,796
Intangible liabilities: (2)
Below-market lease intangibles	$53,660	$57,110
Total intangible liabilities	53,660	57,110
Accumulated amortization:
Below-market lease amortization	(24,630)	(24,734)
Total accumulated amortization	(24,630)	(24,734)
Intangible liabilities, net	$29,030	$32,376

__________

(1)
Included in Other assets on the Company’s Condensed Consolidated Balance Sheets.
(2)
Included in Other liabilities on the Company’s Condensed Consolidated Balance Sheets.

The estimated future amortization on the Company’s intangibles for each of the next five years and thereafter as of June 30, 2026 is as follows ($ in thousands):

	In-place Lease Intangibles	Above-market Lease Intangibles	Other	Below-market Lease Intangibles
2026 (remaining)	$10,848	$1,687	$1,342	$(2,103)
2027	18,479	3,064	2,684	(3,832)
2028	15,351	2,466	2,684	(3,461)
2029	13,141	2,299	2,684	(3,338)
2030	11,220	2,183	2,650	(3,459)
2031	6,961	718	2,602	(2,997)
Thereafter	18,745	1,063	4,455	(9,840)
	$94,745	$13,480	$19,101	$(29,030)

5.
Investment in Real Estate Debt

The following tables detail the Company’s investment in real estate debt as of June 30, 2026 and December 31, 2025 ($ in thousands):

		June 30, 2026
Type of Security/Loan	Number of Positions	Coupon (1)	Maturity Date (2)	Cost Basis	Fair Value
Term loan	1	BBSY + 4.75%	June 2030	$954,492	$948,779
Total investment in real estate debt	1	BBSY + 4.75%	June 2030	$954,492	$948,779

		December 31, 2025
Type of Security/Loan	Number of Positions	Coupon (1)	Maturity Date (2)	Cost Basis	Fair Value
Term loan	1	BBSY + 4.75%	June 2030	$956,877	$915,431
Total investment in real estate debt	1	BBSY + 4.75%	June 2030	$956,877	$915,431

__________

(1)
The symbol “BBSY” refers to the relevant benchmark rate, the three-month Bank Bill Swap Bid Rate (“BBSY”).
(2)
Maturity date is based on the fully extended maturity date of the underlying collateral.

During June 2022, the Company provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of Australia’s largest hotel and casino company. The loan is in the amount of AUD 1,377 million and has an initial term of five years, with a two-year extension option. The loan is pre-payable at the option of the borrower at any time. During June 2025, the Company extended the loan term by three years to June 2030.

During the three and six months ended June 30, 2026, the Company received principal repayments of $2.4 million on its investment in real estate debt. During the three and six months ended June 30, 2026 and 2025, the Company did not record any net realized gains or losses on its investment in real estate debt.

6.
Mortgage Notes and Secured Credit Facilities

The following table is a summary of the mortgage notes and credit facilities secured by the Company’s properties as of June 30, 2026 and December 31, 2025 ($ in thousands):

				Principal Balance Outstanding(3)
Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Maturity Date(2)	Maximum Facility Size	June 30, 2026	December 31, 2025
Fixed rate loans
Fixed rate mortgages	3.41%	January 2031	N/A	$3,158,891	$3,167,322
Total fixed rate loans				3,158,891	3,167,322
Variable rate loans
Floating rate mortgages	B + 1.95%	February 2031	N/A	8,711,064	8,690,438
Variable rate secured credit facility(4)	B + 2.25%	June 2027	$150,300	150,300	161,140
Senior secured revolving credit facility(5)	B + 2.50%	January 2027	$150,000	63,500	—
Total variable rate loans				8,924,864	8,851,578
Total loans secured by the Company’s properties				12,083,755	12,018,900
Deferred financing costs, net				(57,260)	(55,327)
Discount on assumed debt, net				(6,396)	(6,363)
Mortgage notes and secured credit facilities, net				$12,020,099	$11,957,210

__________

(1)
The symbol “B” refers to the relevant floating benchmark rates, which includes one-month Secured Overnight Financing Rate (“SOFR”), Federal Reserve Bank of New York (“NYFED”) 30 day SOFR, three-month Euro Interbank Offered Rate (“EURIBOR”) and three-month Norwegian Interbank Offered Rate (“NIBOR”), as applicable to each loan.
(2)
For loans where the Company, at its own discretion, has extension options, the maximum maturity date has been assumed.
(3)
The majority of the Company’s mortgages contain prepayment provisions including (but not limited to) lockout periods, yield or spread maintenance provisions and fixed penalties.
(4)
The repayment of the variable rate secured credit facility is guaranteed by the Operating Partnership.
(5)
The repayment of the senior secured revolving credit facility is secured by pledges of ownership interests in holding companies that are directly under the Operating Partnership.

In July 2024, the Company entered into a senior secured revolving credit facility agreement with a total borrowing capacity of $150.0 million. Interest under the senior secured revolving credit facility is determined based on one-month U.S. dollar denominated SOFR plus 2.50%.

The following table presents the future principal payments under the Company’s mortgage notes and secured credit facilities as of June 30, 2026 ($ in thousands):

Year	Amount
2026 (remaining)	$995,949
2027	1,876,469
2028	580,541
2029	474,755
2030	3,177,360
2031	700,844
Thereafter	4,277,837
Total	$12,083,755

The Company actively monitors upcoming debt maturities and capital market conditions. Subsequent to June 30, 2026, the Company completed a strategic capital transaction and used the proceeds to repay and refinance a portion of its outstanding indebtedness including the repayment in full and retirement of its senior secured revolving credit facility and the partial repayment and refinancing of its unsecured line of credit. Refer to Note 16 — “Subsequent Events” for additional details.

The Company has approximately $1.7 billion of indebtedness, including approximately $1.5 billion related to mortgage notes and approximately $0.2 billion related to secured credit facilities, that are coming due within 12 months of issuance of the unaudited condensed consolidated financial statements. As of June 30, 2026, the Company has $207.3 million of available liquidity in cash and cash equivalents. Management plans to continue to address upcoming debt maturities by pursuing potential strategic capital transactions and refinancing its remaining debt obligations prior to maturity. Management believes these actions are probable of being completed and that market-based alternatives will be available to support these actions and provide the necessary cash flows to meet its obligations as they come due.

Pursuant to lender agreements for certain of the Company’s mortgages, the Company has the ability to draw $3.9 million for leasing commissions and tenant and building improvements as of June 30, 2026.

The Company’s mortgage notes and secured credit facilities may contain customary events of default and covenants, including limitations on liens and indebtedness and maintenance of certain financial ratios. The Company was in compliance with all corporate and all property level financial covenants with no events of default as of June 30, 2026 and December 31, 2025, respectively.

7.
Secured Financings on Investment in Real Estate Debt

Secured financings on investment in real estate debt are treated as collateralized financing transactions and are carried at their contractual amounts, including accrued interest, as specified in the respective agreements. Although structured as a sale and repurchase obligation, a secured financing on investment in real estate debt operates as a financing under which securities are pledged as collateral to secure a short-term loan equal in value to a specified percentage of the market value of the pledged collateral. While used as collateral, the Company retains beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a secured financing on investment in real estate debt, the Company is required to repay the loan and concurrently receive the pledged collateral from the lender or, with the consent of the lender, renew such agreement at the then-prevailing financing rate.

Interest rates on these borrowings are determined based on prevailing rates corresponding to the terms of the borrowings, and interest is paid at the termination of the borrowing at which time the Company may enter into a new borrowing arrangement at prevailing market rates with the same counterparty or repay that counterparty and negotiate financing with a different counterparty.

The fair value of financial instruments pledged as collateral on the Company’s secured financings on investment in real estate debt disclosed in the tables below represents the Company’s fair value of such instruments, which may differ from the fair value assigned to the collateral by its counterparties.

During June 2022, the Company entered into separate repurchase agreements with Morgan Stanley Bank, N.A. (“Morgan Stanley”), Guardians of New Zealand Superannuation as manager and administrator of the New Zealand Superannuation Fund (“NZ Super”), and BAWAG P.S.K. Bank für Arbeit und Wirtschaft und Osterreichische Postsparkasse Aktiengesellschaft (“BAWAG”) in order to finance its term loan investment (the “Syndicated RA”) to an unaffiliated entity in connection with its acquisition of three Australian hospitality and leisure resorts.

During June 2025, the Company refinanced its secured financings on investment in real estate debt through a series of transactions. The Company amended its repurchase agreement with Morgan Stanley and entered into a repurchase agreement with Barclays Bank PLC (“Barclays”), (Morgan Stanley and Barclays, collectively referred to as “Syndicated RA II”). As a result of the amendment to the repurchase agreement with Morgan Stanley, the Company increased the facility size by AUD 174.0 million to AUD 553.5 million and extended the maturity date from June 2027 to June 2030. The repurchase agreement with Barclays has a facility size of AUD 272.7 million and a maturity date of June 2030. The Company terminated its repurchase agreements with NZ Super and BAWAG. As a result of these transactions, the Company reduced the weighted average spread over the relevant benchmark rate (BBSY) from 2.82% to 2.65%.

During February 2026, Morgan Stanley transferred and assigned a portion of its interest in the repurchase agreement to three parties, including American General Life Insurance Company, The Variable Annual Life Insurance Company, and The United States Life Insurance Company in the City of New York (collectively referred to as “Corebridge”).

For financial statement purposes, the Company does not offset its secured financings on investment in real estate debt and securities lending transactions because the conditions for netting as specified by GAAP are not met. Although not offset on the Company’s Condensed Consolidated Balance Sheets, these transactions are summarized in the following tables ($ in thousands):

			June 30, 2026
Indebtedness	Maturity Date	Coupon	Collateral Assets(1)	Outstanding Balance
Syndicated RA II	June 2030	BBSY + 2.65%	$948,779	$572,391
			$948,779	$572,391

			December 31, 2025
Indebtedness	Maturity Date	Coupon	Collateral Assets(1)	Outstanding Balance
Syndicated RA II	June 2030	BBSY + 2.65%	$915,431	$550,951
			$915,431	$550,951

__________

(1)
Represents the fair value of the Company’s investment in real estate debt.

8.
Unsecured Line of Credit

In May 2024, the Company entered into an amendment to extend its unsecured line of credit with borrowing capacity of approximately $1.6 billion for two years. In March 2026, the Company exercised its one-year extension option, extending the maturity of the unsecured line of credit to May 2027. Interest under the unsecured line of credit is determined based on one-month U.S. dollar-denominated SOFR plus 2.5%. The repayment of the unsecured line of credit is guaranteed by the Company. Please refer to Note 6 — “Mortgage Notes and Secured Credit Facilities” for management’s plans to address the upcoming debt maturity.

As of June 30, 2026 and December 31, 2025, there were approximately $1.6 billion and $1.4 billion of borrowings outstanding on the unsecured line of credit, respectively. See Note 16 — “Subsequent Events” for information regarding the partial repayment and refinancing of the unsecured line of credit subsequent to June 30, 2026.

9.
Other Assets and Other Liabilities

The following table summarizes the components of Other assets ($ in thousands):

	June 30, 2026	December 31, 2025
Intangible assets, net	$127,326	$138,796
Receivables	93,186	95,555
Derivative instruments	65,444	83,223
Prepaid expenses	15,369	22,619
Deferred financing costs, net	8,685	9,530
Deferred transaction offering costs	5,851	—
Interest receivable	237	211
Other	3,619	3,713
Total other assets	$319,717	$353,647

The following table summarizes the components of Other liabilities ($ in thousands):

	June 30, 2026	December 31, 2025
Derivative instruments	$74,370	$59,520
Real estate taxes payable	66,120	61,182
Accounts payable and accrued expenses	62,527	69,914
Accrued interest expense	52,710	50,262
Tenant security deposits	48,082	46,563
Deferred tax liabilities	34,931	35,567
Intangible liabilities, net	29,030	32,376
Distributions payable	28,874	39,888
Right-of-use liability - operating leases	12,195	12,242
Other taxes payable	9,727	9,019
Deferred income	8,940	8,950
Other	9,052	7,673
Total other liabilities	$436,558	$433,156

10.
Derivatives

The Company uses derivative financial instruments to minimize the risks and/or costs associated with the Company’s investments and financing transactions. The Company has not designated any of its derivative financial instruments as hedges as defined under GAAP. Although not designated as hedging instruments under GAAP, the Company’s derivatives are not speculative and are used to manage the Company’s exposure to interest rate movements, fluctuations in foreign exchange rates, and other identified risks.

The Company’s derivative instruments are subject to market risk associated with changes in interest rates and foreign exchange rates. Although these instruments are not designated as accounting hedges, they are economically intended to reduce variability in cash flows.

The use of derivative financial instruments involves certain risks, including the risk that the counterparties to these contractual arrangements do not perform as agreed. To mitigate this risk, the Company enters into derivative financial instruments with counterparties it believes to have appropriate credit ratings and that are major financial institutions with which the Company and its affiliates may also have other financial relationships.

Interest Rate Contracts

Certain of the Company’s transactions expose the Company to interest rate risks, which include exposure to variable interest rates on certain loans secured by the Company’s real estate in addition to its secured financings of investment in real estate debt. The Company uses derivative financial instruments, which includes interest rate caps and swaps, and may also include options, floors, and other interest rate derivative contracts, to limit the Company’s exposure to the future variability of interest rates.

The following tables detail the Company’s outstanding interest rate derivatives that were non-designated hedges of interest rate risk (notional amounts in thousands):

	June 30, 2026
Interest Rate Derivatives	Number of Instruments	Notional Amount		Weighted Average Strike Rate	Index	Weighted Average Maturity (Years)
Interest Rate Caps - Property debt	133		$8,481,986	3.9%	SOFR	1.2
Interest Rate Caps - Property debt	2		€91,537	1.0%	EURIBOR	0.6
Interest Rate Swaps - Property debt	3		€207,721	1.9%	EURIBOR	1.1
Interest Rate Swaps - Property debt	2	NOK	520,000	2.5%	NIBOR	1.6
Total interest rate derivatives	140			3.8%		1.2

	December 31, 2025
Interest Rate Derivatives	Number of Instruments	Notional Amount		Weighted Average Strike Rate	Index	Weighted Average Maturity (Years)
Interest Rate Caps - Property debt	81		$8,319,410	3.1%	SOFR	1.1
Interest Rate Caps - Property debt	2		€91,389	1.0%	EURIBOR	0.5
Interest Rate Swaps - Property debt	3		€207,721	1.9%	EURIBOR	1.6
Interest Rate Swaps - Property debt	2	NOK	520,000	2.5%	NIBOR	2.1
Total interest rate derivatives	88			3.0%		1.1

Foreign Currency Forward Contracts

Certain of the Company’s international investments expose it to fluctuations in foreign currency exchange rates and interest rates. These fluctuations may impact the value of the Company’s cash receipts and payments in terms of its functional currency, the U.S. dollar. The Company uses foreign currency forward contracts to protect the value or fix the amount of certain investments or cash flows in terms of the U.S. dollar.

The following table details the Company’s outstanding foreign currency forward contracts that were non-designated hedges of foreign currency risk (notional amounts in thousands):

	June 30, 2026			December 31, 2025
Foreign Currency Forward Contracts	Number of Instruments	Notional Amount		Number of Instruments	Notional Amount
Buy USD/Sell EUR Forward	31		€514,795	39		€531,769
Buy USD/Sell DKK Forward	4	DKK	1,135,567	6	DKK	1,156,784
Buy USD/Sell AUD Forward	19	AUD	1,869,253	15	AUD	1,807,627
Buy USD/Sell NOK Forward	10	NOK	418,300	12	NOK	410,700

Valuation and Financial Statement Impact

The following table details the fair value of the Company’s derivative financial instruments ($ in thousands):

	Fair Value of Derivatives in an Asset (1) Position		Fair Value of Derivatives in a Liability (2) Position
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Interest rate derivatives	$39,506	$75,648	$—	$—
Foreign currency forward contracts	25,938	7,575	74,370	59,520
Total derivatives	$65,444	$83,223	$74,370	$59,520

(1)
Included in Other assets on the Company’s Condensed Consolidated Balance Sheets.
(2)
Included in Other liabilities on the Company’s Condensed Consolidated Balance Sheets.

The following table details the effect of the Company’s derivative financial instruments in the Condensed Consolidated Statements of Operations and Comprehensive Loss ($ in thousands):

		For the Three Months Ended June 30,
Type of Derivative	Net Realized/Unrealized Gain (Loss)	2026	2025
Interest Rate Caps - Property debt	Unrealized loss(1)	$(6,422)	$(46,415)
Interest Rate Swaps - Property debt	Unrealized loss(1)	(1,045)	(1,729)
Foreign Currency Forward Contracts	Unrealized loss(2)	(9,024)	(74,681)
Total		$(16,491)	$(122,825)

		For the Six Months Ended June 30,
Type of Derivative	Net Realized/Unrealized Gain (Loss)	2026	2025
Interest Rate Caps - Property debt	Unrealized gain (loss)(1)	$20,020	$(114,464)
Interest Rate Swaps - Property debt	Unrealized gain (loss)(1)	1,128	(2,553)
Foreign Currency Forward Contracts	Unrealized gain (loss)(2)	3,513	(95,760)
Foreign Currency Forward Contracts	Realized (loss) gain(1)	(3,863)	837
Interest Rate Caps - Property debt	Realized (loss) gain(1)	(32,997)	608
Total		$(12,199)	$(211,332)

(1)
Included in Other (expense) income, net in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.
(2)
A portion of this amount is included within Income from investment in real estate debt, net and the remaining amount is included within Other (expense) income, net in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.

11.
Equity and Redeemable Non-controlling Interests

Authorized Capital

The Company is authorized to issue preferred stock and four classes of common stock consisting of Class T shares, Class S shares, Class D shares, and Class I shares. The Company’s board of directors has the ability to establish the preferences and rights of each class or series of preferred stock, without stockholder approval, and as such, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of common stock. The differences among the common share classes relate to upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees. Refer to Note 2 — “Summary of Significant Accounting Policies” to the Company’s consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, for a further description of such items. Other than the differences in upfront selling commissions, dealer manager fees and ongoing stockholder servicing fees, each class of common stock is subject to the same economic and voting rights.

As of June 30, 2026 and December 31, 2025, the Company had the authority to issue 3,100,000,000 shares of capital stock, consisting of the following:

Classification	Number of Shares	Par Value
Preferred Stock	100,000,000	$0.01
Class T Shares	500,000,000	$0.01
Class S Shares	1,000,000,000	$0.01
Class D Shares	500,000,000	$0.01
Class I Shares	1,000,000,000	$0.01
Total	3,100,000,000

Common Stock

The following tables detail the movement in the Company’s outstanding shares of common stock:

	Three Months Ended June 30, 2026
	Class T	Class S	Class D	Class I	Total
March 31, 2026	4,651,128	173,412,693	24,538,629	186,271,374	388,873,824
Common stock shares issued (1)	(150,907)	(210,805)	(153,273)	1,680,483	1,165,498
Distribution reinvestment plan shares issued	25,894	602,694	49,973	609,118	1,287,679
Common stock shares repurchased	(25,557)	(1,076,681)	(90,253)	(2,099,673)	(3,292,164)
June 30, 2026	4,500,558	172,727,901	24,345,076	186,461,302	388,034,837

	Three Months Ended June 30, 2025
	Class T	Class S	Class D	Class I	Total
March 31, 2025	5,039,393	180,683,234	25,448,375	189,735,122	400,906,124
Common stock shares issued (1)	(70,744)	(267,710)	(70,403)	2,295,246	1,886,389
Distribution reinvestment plan shares issued	34,588	854,629	72,575	753,287	1,715,079
Common stock shares repurchased	(10,771)	(1,685,622)	(204,804)	(3,495,120)	(5,396,317)
June 30, 2025	4,992,466	179,584,531	25,245,743	189,288,535	399,111,275

__________

(1)
Includes exchanges between share classes.

	Six Months Ended June 30, 2026
	Class T	Class S	Class D	Class I	Total
December 31, 2025	4,785,065	175,605,537	24,744,496	186,884,080	392,019,178
Common stock shares issued (1)	(280,455)	(629,020)	(153,456)	3,438,197	2,375,266
Distribution reinvestment plan shares issued	58,987	1,391,101	118,067	1,356,582	2,924,737
Common stock shares repurchased	(63,039)	(3,639,717)	(364,031)	(5,217,557)	(9,284,344)
June 30, 2026	4,500,558	172,727,901	24,345,076	186,461,302	388,034,837

	Six Months Ended June 30, 2025
	Class T	Class S	Class D	Class I	Total
December 31, 2024	5,055,645	181,391,241	25,928,114	189,397,713	401,772,713
Common stock shares issued (1)	(109,762)	(227,049)	(423,944)	4,082,177	3,321,422
Distribution reinvestment plan shares issued	69,376	1,722,501	147,292	1,492,292	3,431,461
Common stock shares repurchased	(22,793)	(3,302,162)	(405,719)	(5,683,647)	(9,414,321)
June 30, 2025	4,992,466	179,584,531	25,245,743	189,288,535	399,111,275

__________

(1)
Includes exchanges between share classes.

Share Repurchases

The Company has adopted a share repurchase plan whereby, subject to certain limitations, stockholders may request on a monthly basis that the Company repurchases all or any portion of their shares. Should repurchase requests, in the Company’s judgment, place an undue burden on its liquidity, adversely affect its operations or risk having an adverse impact on the Company as a whole, or should the Company otherwise determine that investing its liquid assets in real properties or other illiquid investments rather than repurchasing its shares is in the best interests of the Company as a whole, then the Company may choose to repurchase fewer shares than have been requested to be repurchased, or none at all. Further, the Company’s board of directors may modify or suspend the Company’s share repurchase plan if it deems such action to be in the Company’s best interest and in the best interest of its stockholders. In addition, the total amount of shares that the Company may repurchase is limited. From the Company’s inception until its share repurchase plan was amended as described below, the total amount of shares that the Company could repurchase was limited, in any calendar month, to shares whose aggregate value (based on the repurchase price per share on the date of the repurchase) was no more than 2% of its aggregate net asset value (“NAV”) per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and no more than 5% of its aggregate NAV per calendar quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

On May 23, 2024, the Company amended its share repurchase plan such that, beginning with repurchases during the month of May 2024, the Company limited share repurchases to 0.33% of NAV per month and, beginning on July 1, 2024, the Company limited share repurchases to 1% of NAV per quarter.

On June 6, 2025, the Company further amended its share repurchase plan such that, beginning with repurchases during the month of June 2025, the Company limits share repurchases to 0.5% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and beginning on July 1, 2025, the Company limits share repurchases to 1.5% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

On April 29, 2026, the Company further amended its share repurchase plan such that, beginning with repurchases submitted during the month of April 2026, (i) repurchase requests made upon the death or qualifying disability of a stockholder who is a natural person will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month; and (ii) repurchase requests for accounts having a balance below $5,000 will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month. As a result, no repurchase requests will be accepted except in connection with (i) and (ii) above.

In the event that the Company determines to repurchase some but not all of the shares submitted for repurchase during any month (including where repurchase requests exceed the monthly or quarterly limits), shares submitted for repurchase during such month will be repurchased subject to the following repurchase priority. First, repurchase requests made upon the death or qualifying disability of a stockholder who is a natural person will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month, subject to the terms and conditions regarding the death or qualifying disability for waivers of the Early Repurchase Deduction set forth in the share repurchase plan. To the extent such repurchase requests exceed the $5.0 million per month limit, such requests will be satisfied in the order of the date of death or qualifying disability, beginning with the earliest of such date, and any unfulfilled requests will be repurchased on a pro rata basis with all other repurchase requests for such month. Second, repurchase requests that would result in an account, including accounts in certain feeder funds created to hold the Company’s shares, having a balance below $2,500 will be repurchased in full to the extent there are available funds. Thereafter, any remaining funds will be used to repurchase all other shares submitted for repurchase during such month on a pro rata basis.

For the three months ended June 30, 2026, the Company repurchased approximately 3.3 million shares of common stock, representing a total of approximately $65.2 million. For the three months ended June 30, 2025, the Company repurchased approximately 5.4 million shares of common stock, representing a total of approximately $114.8 million. For the six months ended June 30, 2026, the Company repurchased approximately 9.3 million shares of common stock, representing a total of approximately $185.5 million. For the six months ended June 30, 2025, the Company repurchased approximately 9.4 million shares of common stock, representing a total of approximately $202.1 million.

Distributions

The Company generally intends to distribute substantially all of its taxable income, which does not necessarily equal net earnings as calculated in accordance with GAAP, to its stockholders each year to comply with the REIT provisions of the Code.

Each class of common stock receives the same gross distribution per share. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the monthly distribution per share and is paid directly to the applicable distributor.

The following table details the aggregate distributions declared for each applicable class of common stock:

	Three Months Ended June 30, 2026
	Class T	Class S	Class D	Class I
Aggregate gross distributions declared per share of common stock	$0.2310	$0.2310	$0.2310	$0.2310
Stockholder servicing fee per share of common stock	(0.0417)	(0.0419)	(0.0121)	—
Net distributions declared per share of common stock	$0.1893	$0.1891	$0.2189	$0.2310

	Six Months Ended June 30, 2026
	Class T	Class S	Class D	Class I
Aggregate gross distributions declared per share of common stock	$0.5415	$0.5415	$0.5415	$0.5415
Stockholder servicing fee per share of common stock	(0.0834)	(0.0839)	(0.0242)	—
Net distributions declared per share of common stock	$0.4581	$0.4576	$0.5173	$0.5415

Redeemable Non-controlling Interests

In connection with its performance participation interest, the Special Limited Partner holds Class I units in the Operating Partnership. See Note 12 for further details of the Special Limited Partner’s performance participation interest. Because the Special Limited Partner has the ability to redeem its Class I units for cash, at its election, the Company has classified these Class I units as Redeemable non-controlling interest in mezzanine equity on the Company’s Condensed Consolidated Balance Sheets. The redeemable non-controlling interest is recorded at the greater of the carrying amount, adjusted for its share of the allocation of income or loss and distributions, or the redemption value, which is equivalent to fair value, of such units at the end of each measurement period. In addition to the Special Limited Partner’s interest noted above, certain third parties also have a redeemable non-controlling interest.

The following tables detail the redeemable non-controlling interests activity related to the Special Limited Partner and third-party Operating Partnership unitholders for the six months ended June 30, 2026 and 2025 ($ in thousands):

	Special Limited Partner(1)	Third-party Operating Partnership unitholders	Total
Balance at December 31, 2025	$258,241	$140,860	$399,101
Settlement of performance participation allocation	—	—	—
GAAP loss allocation	(9,031)	(4,925)	(13,956)
Distributions	(7,004)	(3,821)	(10,825)
Fair value allocation	10,225	5,576	15,801
Balance at June 30, 2026	$252,431	$137,690	$390,121

	Special Limited Partner(1)	Third-party Operating Partnership unitholders	Total
Balance at December 31, 2024	$280,872	$154,006	$434,878
Settlement of performance participation allocation	—	—	—
GAAP loss allocation	(12,623)	(6,921)	(19,544)
Distributions	(8,033)	(4,404)	(12,437)
Fair value allocation	10,356	5,678	16,034
Balance at June 30, 2025	$270,572	$148,359	$418,931

(1)
Includes units transferred to Barry S. Sternlicht, which are deemed to be beneficially owned by Mr. Sternlicht.

12.
Related Party Transactions

Management Fee and Performance Participation Allocation

Prior to May 2024, the Advisor was entitled to an annual management fee equal to (i) 1.25% of the Company’s NAV per annum payable monthly, before giving effect to any accruals for the management fee, the stockholder servicing fee, the performance participation interest or any distributions, plus (ii) 1.25% per annum of the aggregate DST Property consideration for all DST Properties subject to the fair market value option held by the Operating Partnership. For avoidance of doubt, the Advisor does not receive a duplicative management fee with respect to any DST Property. Additionally, to the extent the Operating Partnership issues Operating Partnership units to parties other than the Company, the Operating Partnership will pay the Advisor an annual management fee equal to 1.25% of the Operating Partnership’s NAV attributable to such Operating Partnership units not held by the Company, payable monthly. The management fee can be paid, at the Advisor’s election, in cash, shares of common stock, or Operating Partnership units.

In connection with the share repurchase plan amendment, the Advisor has agreed, commencing with the month of May 2024, to waive 20% of its management fee, thereby reducing it from 1.25% of NAV to 1% of NAV, until the Company’s share repurchase plan has been reinstated to the monthly repurchase limit of 2% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and quarterly repurchase limit of 5% of NAV (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

During the three months ended June 30, 2026 and 2025, the Company incurred management fees of approximately $20.1 million and approximately $22.2 million, respectively. During the six months ended June 30, 2026 and 2025, the Company incurred management fees of approximately $40.5 million and approximately $44.9 million, respectively.

To date, the Advisor has elected to receive the management fee in shares of the Company’s common stock. During January 2026, the Company issued 346,519 unregistered Class I shares to the Advisor as payment for the $6.9 million management fee accrued as of December 31, 2025. For the six months ended June 30, 2026, the Company issued 1,718,503 unregistered Class I shares to the Advisor as payment for the management fee incurred through May 2026 and also had a payable of approximately $6.7 million related to the management fee as of June 30, 2026, which is included in Due to affiliates on the Company’s Condensed Consolidated Balance Sheets. In July 2026, the Company issued 342,721 unregistered Class I shares to the Advisor as payment for the $6.7 million management fee accrued as of June 30, 2026. The shares issued to the Advisor for payment of the management fee were issued at the applicable NAV per share at the end of each month for which the fee was earned.

Additionally, the Special Limited Partner, an affiliate of the Advisor, holds a performance participation interest in the Operating Partnership that entitles it to receive an allocation of the Operating Partnership’s total return to its capital account. Total return is defined as distributions paid or accrued plus the change in NAV. Under the Operating Partnership’s limited partnership agreement, the annual total return will be allocated solely to the Special Limited Partner after the other unit holders have received a total return of 5% (after recouping any loss carryforward amount) and such allocation will continue until the allocation between the Special Limited Partner and all other unit holders is equal to 12.5% and 87.5%, respectively. Thereafter, the Special Limited Partner will receive an allocation of 12.5% of the annual total return. The annual distribution of the performance participation interest will be paid in cash or Class I units of the Operating Partnership, at the election of the Special Limited Partner. During the three and six months ended June 30, 2026 and 2025, the Company did not recognize a performance participation allocation as the return hurdles were not achieved.

Related Party Share Ownership

As of June 30, 2026, the Advisor, its employees, its affiliates, including the Company’s executive officers, and the Company’s independent directors hold an aggregate of $526.6 million in the Company, across shares of common stock of the Company and Class I units in the Operating Partnership.

During the three and six months ended June 30, 2026, the Company repurchased 941,662 Class I shares, held by the Advisor for total consideration of $18.6 million. During the three and six months ended June 30, 2025, the Company repurchased 1,342,416 Class I shares, held by the Advisor for total consideration of $28.6 million.

Due to Affiliates

The following table details the components of Due to affiliates ($ in thousands):

	June 30, 2026	December 31, 2025
Accrued stockholder servicing fee	$207,770	$224,332
Performance participation allocation	—	—
Accrued management fee	6,688	6,918
Accrued affiliate service provider expenses	3,444	3,921
Advanced operating expenses	1,681	638
Total	$219,583	$235,809

Accrued stockholder servicing fee

The Company accrues the full amount of the future stockholder servicing fees payable to the Starwood Capital, L.L.C. (the “Dealer Manager”) for Class T shares, Class S shares, and Class D shares up to the 8.75% limit at the time such shares are sold. The Dealer Manager has entered into agreements with the participating broker dealers distributing the Company’s shares in the public offerings, which provide, among other things, for the re-allowance of the full amount or a significant portion of the selling commissions and dealer manager fees and all or a significant portion of the stockholder servicing fees received by the Dealer Manager to such participating broker dealers.

Accrued affiliate service provider expenses

The Company has engaged and expects to continue to engage Highmark Residential (formerly Milestone Management), a portfolio company owned by an affiliate of the Sponsor, to provide day-to-day operational and management services (including leasing, construction management, revenue management, accounting, legal and contract management, expense management, and capital expenditure projects and transaction support services) for a portion of the Company’s multifamily properties. The cost for such services is a percentage of the gross receipts and project costs, respectively, (which will be reviewed periodically and adjusted if appropriate), plus actual costs allocated for transaction support services. During the three months ended June 30, 2026 and 2025, the Company incurred approximately $8.3 million and $8.2 million of expenses due to Highmark Residential in connection with its operational and management services, respectively. During the six months ended June 30, 2026 and 2025, the Company incurred approximately $16.6 million and $16.1 million of expenses due to Highmark Residential in connection with its operational and management services, respectively. These amounts are included in Property operating expenses on the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.

The Company has engaged Rinaldi, Finkelstein & Franklin L.L.C. (“RFF”), a law firm owned and controlled by Ellis F. Rinaldi, Co-General Counsel and Senior Managing Director of the Sponsor and certain of its affiliates, to provide corporate legal support services to the Company. During the three months ended June 30, 2026 and 2025, the amounts incurred for services provided by RFF were approximately $0.1 million and $0.2 million, respectively. During the six months ended June 30, 2026 and 2025, the amounts incurred for services provided by RFF were approximately $0.2 million and $0.2 million, respectively.

The Company has engaged Essex Title, LLC (“Essex”), a title agent company majority owned by Starwood Capital. Essex acts as an agent for one or more underwriters in issuing title policies and/or providing support services in connection with investments by the Company, Starwood Capital and its affiliates and third parties. Essex focuses on transactions in rate-regulated states where the cost of title insurance is non-negotiable. Essex will not perform services in non-regulated states for the Company, unless (i) in the context of a portfolio transaction that includes properties in rate-regulated states, (ii) as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, (iii) when a third party is paying all or a material portion of the premium or (iv) when providing only support services to the underwriter. Essex earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating placement of title insurance with underwriters. Starwood Capital receives distributions from Essex in connection with investments by the Company based on its equity interest in Essex. In each case, there will be no related offset to the Company. During the three months ended June 30, 2026 and 2025, the Company incurred approximately $0.1 million and $0.1 million of expenses for services provided by Essex, respectively. During the six months ended June 30, 2026 and 2025, the Company incurred approximately $1.6 million and $0.2 million of expenses for services provided by Essex, respectively.

The Company has engaged Starwood Retail Partners to provide leasing and legal services for any retail and certain industrial and other properties the Company acquires. During the three and six months ended June 30, 2026, the Company incurred an insignificant amount and approximately $0.1 million of expenses from Starwood Retail Partners, respectively. During the three and six months ended June 30, 2025, the Company incurred approximately $0.2 million and $0.2 million of expenses from Starwood Retail Partners, respectively.

The Company has incurred legal expenses from third party law firms whose lawyers have been seconded to affiliates of Starwood Capital for the purpose of providing legal services in Europe to investment vehicles sponsored by Starwood Capital. During the three and six months ended June 30, 2026, the Company did not incur expenses relating to these services provided. During the three months ended June 30, 2025, the Company did not incur expenses relating to these services provided. During the six months ended June 30, 2025, the Company incurred an insignificant amount of expenses relating to these services provided.

The Company has engaged STR Management Co, LLC, an affiliate of the Advisor, to provide property management services to certain of the Company’s residential units that function as short term rental assets. The costs for such services is a percentage of gross revenue produced by the short-term rentals on a monthly basis. During the three and six months ended June 30, 2026, the Company incurred approximately $0.1 million and $0.3 million of expenses for services provided from STR Management Co, LLC, respectively. During the three and six months ended June 30, 2025, the Company incurred approximately $0.3 million and $0.6 million of expenses for services provided from STR Management Co, LLC, respectively.

The Company has entered into an agreement with an affiliate of Starwood Global Opportunity Fund XI to assist with property management of the Company’s assets in Spain and Italy. The Starwood Capital Group (“SCG”) Southern Europe Team charges market fees for such property management services. During the three and six months ended June 30, 2026, the amounts incurred for services provided by the SCG Southern Europe Team were $0.1 million and $0.2 million, respectively. During the three and six months ended June 30, 2025, the amounts incurred for services provided by the SCG Southern Europe Team were $0.1 million and $0.1 million, respectively.

Advanced operating expenses

For the three months ended June 30, 2026 and 2025, the Advisor incurred approximately $2.4 million and $2.5 million, respectively, of expenses on the Company’s behalf for general corporate expenses. For the six months ended June 30, 2026 and 2025, the Advisor incurred approximately $7.0 million and $6.7 million, respectively, of expenses on the Company’s behalf for general corporate expenses. Such amounts are generally reimbursed to the Advisor one month in arrears. These amounts are primarily included in General and administrative expenses on the Company’s Condensed Consolidated Statements of Operations and Comprehensive Loss.

DST Program expenses

During the three and six months ended June 30, 2026, the Company incurred an insignificant amount of expenses in connection with the DST Program, respectively. During the three and six months ended June 30, 2025, the Company incurred an insignificant amount of expenses in connection with the DST Program, respectively.

13.
Commitments and Contingencies

As of June 30, 2026 and December 31, 2025, the Company is not subject to any material litigation nor is the Company aware of any material litigation threatened against it.

14.
Leases

Lessee

Certain of the Company’s investments in real estate are subject to a ground lease. The Company’s ground leases are classified as right of use liability – operating leases based on the characteristics of the respective lease. Right-of-use liabilities are presented within Other liabilities on the Company’s Condensed Consolidated Balance Sheets. The ground leases were acquired as part of the acquisition of real estate and no incremental costs were incurred for such ground leases. The Company’s ground leases are non-cancelable and do not contain any additional renewal options.

The following table presents the future lease payments due under the Company’s ground leases as of June 30, 2026 ($ in thousands):

Year	Operating Leases
2026 (remaining)	$357
2027	714
2028	714
2029	714
2030	743
2031	746
Thereafter	22,863
Total undiscounted future lease payments	26,851
Difference between undiscounted cash flows and discounted cash flows	(14,656)
Total right-of-use liabilities	$12,195

The Company utilized its incremental borrowing rate, which was between 4.5% and 6%, to determine its lease liabilities. As of June 30, 2026, the weighted average remaining lease term of the Company’s operating leases was 34 years.

Payments under the Company’s ground leases contain fixed payment components. The Company’s ground leases contained escalations prior to the Company’s hold period.

Lessor

The Company’s rental revenue primarily consists of rent earned from operating leases at the Company’s multifamily, industrial, office and other properties. Leases at the Company’s industrial, office and other properties generally include a fixed base rent and certain leases also contain a variable component. The variable component of the Company’s operating leases at its industrial, office and other properties primarily consist of the reimbursement of operating expenses such as real estate taxes, insurance, and common area maintenance costs.

Leases at the Company’s industrial, office and other properties are generally longer term and may contain extension and termination options at the lessee’s election. The Company’s rental revenue earned from leases at the Company’s multifamily and certain other properties, including single-family rental and self-storage properties, primarily consists of a fixed base rent and certain leases contain a variable component that allows for the pass-through of certain operating expenses such as utilities. Leases at the Company’s multifamily and certain other properties, including single-family rental and self-storage properties, are short term in nature, generally not greater than 12 months in length.

The following table summarizes the fixed and variable components of the Company’s operating leases ($ in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Fixed lease payments	$356,030	$351,565	$706,434	$711,871
Variable lease payments	33,986	35,236	69,296	68,980
Rental revenue	$390,016	$386,801	$775,730	$780,851

The following table presents the undiscounted future minimum rents the Company expects to receive for its industrial, office, and certain other properties as of June 30, 2026 ($ in thousands). The table excludes leases at the Company’s multifamily and certain other properties including single-family and self-storage properties, which are short term, generally 12 months or less, and are therefore not included pursuant to Accounting Standards Codification 842-20-50.

Year	Future Minimum Rents
2026 (remaining)	$125,429
2027	251,289
2028	221,106
2029	194,944
2030	166,156
2031	117,703
Thereafter	302,990
Total	$1,379,617

15.
Segment Reporting

The Company operates in five reportable segments: Multifamily properties, Industrial properties, Office properties, Other properties and Investment in real estate debt. The chief operating decision maker (the “CODM”) is the Company’s Chief Executive Officer, who manages the Company, including allocating resources and evaluating results based on the performance of each segment individually. The Company believes that segment net operating income is the key performance metric that captures the unique operating characteristics of each segment. The Company allocates resources and evaluates results based on the performance of each segment individually. All property revenue and property operating expenses are disaggregated by operating segment. The CODM does not evaluate general and administrative expenses, management fee expenses, depreciation and amortization expense, interest expense, other income (expense), net, impairment of investments in real estate, net gain (loss) on dispositions of real estate, or losses on extinguishment of debt by segment.

The following table sets forth the total assets by segment ($ in thousands):

	June 30, 2026	December 31, 2025
Multifamily	$12,722,760	$12,993,713
Industrial	2,140,539	2,189,423
Office	1,560,406	1,593,352
Other properties(1)	1,158,587	1,183,005
Investment in real estate debt	948,779	915,431
Other (Corporate)	73,485	42,938
Total assets	$18,604,556	$18,917,862

__________

(1)
Other properties includes hospitality, single-family rental, self-storage, medical office and retail properties and two investments in unconsolidated real estate ventures.

The following table sets forth the financial results by segment for the three months ended June 30, 2026 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investment in Real Estate Debt	Total
Revenues:
Rental revenue	$291,704	$39,470	$41,762	$17,080	$—	$390,016
Other revenue	5,598	48	96	2,196	—	7,938
Total revenues	297,302	39,518	41,858	19,276	—	397,954
Expenses:
Property operating	132,703	9,316	14,549	8,579	—	165,147
Total segment expenses	132,703	9,316	14,549	8,579	—	165,147
Loss from unconsolidated real estate ventures	—	—	—	(2,876)	—	(2,876)
Income from investment in real estate debt, net	—	—	—	—	22,225	22,225
Segment net operating income	$164,599	$30,202	$27,309	$7,821	$22,225	$252,156

General and administrative						(9,634)
Management fees						(20,073)
Depreciation and amortization						(177,347)
Net loss on dispositions of real estate						(958)
Interest expense						(182,826)
Loss on extinguishment of debt						(1,775)
Other expense, net						(12,569)
Net loss						$(153,026)
Net loss attributable to non-controlling interests in consolidated joint ventures						937
Net loss attributable to non-controlling interests in Operating Partnership						7,853
Net loss attributable to stockholders						$(144,236)

The following table sets forth the financial results by segment for the three months ended June 30, 2025 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investment in Real Estate Debt	Total
Revenues:
Rental revenue	$288,662	$37,719	$42,015	$18,405	$—	$386,801
Other revenue	4,022	23	57	3,632	—	7,734
Total revenues	292,684	37,742	42,072	22,037	—	394,535
Expenses:
Property operating	133,529	7,786	15,710	9,854	—	166,879
Total segment expenses	133,529	7,786	15,710	9,854	—	166,879
Loss from unconsolidated real estate ventures	—	—	—	(4,525)	—	(4,525)
Income from investment in real estate debt, net	—	—	—	—	18,494	18,494
Segment net operating income	$159,155	$29,956	$26,362	$7,658	$18,494	$241,625

General and administrative						(9,027)
Management fees						(22,178)
Depreciation and amortization						(173,654)
Net gain on dispositions of real estate						14,087
Interest expense						(150,891)
Other expense, net						(105,292)
Net loss						$(205,330)
Net loss attributable to non-controlling interests in consolidated joint ventures						1,204
Net loss attributable to non-controlling interests in Operating Partnership						10,229
Net loss attributable to stockholders						$(193,897)

The following table sets forth the financial results by segment for the six months ended June 30, 2026 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investment in Real Estate Debt	Total
Revenues:
Rental revenue	$579,479	$80,162	$82,548	$33,541	$—	$775,730
Other revenue	10,908	93	142	3,361	—	14,504
Total revenues	590,387	80,255	82,690	36,902	—	790,234
Expenses:
Property operating	260,493	18,730	29,718	16,325	—	325,266
Total segment expenses	260,493	18,730	29,718	16,325	—	325,266
Loss from unconsolidated real estate ventures	—	—	—	(5,803)	—	(5,803)
Income from investment in real estate debt, net	—	—	—	—	42,368	42,368
Segment net operating income	$329,894	$61,525	$52,972	$14,774	$42,368	$501,533

General and administrative						(19,873)
Management fees						(40,500)
Depreciation and amortization						(354,993)
Net loss on dispositions of real estate						(1,023)
Interest expense						(355,143)
Loss on extinguishment of debt						(4,131)
Other income, net						1,236
Net loss						$(272,894)
Net loss attributable to non-controlling interests in consolidated joint ventures						1,848
Net loss attributable to non-controlling interests in Operating Partnership						13,956
Net loss attributable to stockholders						$(257,090)

The following table sets forth the financial results by segment for the six months ended June 30, 2025 ($ in thousands):

	Multifamily	Industrial	Office	Other	Investment in Real Estate Debt	Total
Revenues:
Rental revenue	$585,633	$75,906	$82,719	$36,593	$—	$780,851
Other revenue	7,863	100	119	5,867	—	13,949
Total revenues	593,496	76,006	82,838	42,460	—	794,800
Expenses:
Property operating	269,644	17,433	31,316	19,591	—	337,984
Total segment expenses	269,644	17,433	31,316	19,591	—	337,984
Loss from unconsolidated real estate ventures	—	—	—	(6,354)	—	(6,354)
Income from investment in real estate debt, net	—	—	—	—	38,130	38,130
Segment net operating income	$323,852	$58,573	$51,522	$16,515	$38,130	$488,592

General and administrative						(18,681)
Management fees						(44,944)
Depreciation and amortization						(346,504)
Net gain on dispositions of real estate						23,777
Interest expense						(303,118)
Other expense, net						(192,026)
Net loss						$(392,904)
Net loss attributable to non-controlling interests in consolidated joint ventures						2,283
Net loss attributable to non-controlling interests in Operating Partnership						19,544
Net loss attributable to stockholders						$(371,077)

16.
Subsequent Events

Financing and Capital Activity

Formation of Apollo Joint Venture. On August 3, 2026 (the “Closing Date”), the Company consummated a transaction with funds managed by and affiliates of Apollo Global Management (“Apollo”) to form a joint venture structured as a Delaware limited liability company (the “Joint Venture”) that will own, operate and manage a portfolio consisting of approximately 120 of the Company’s affordable housing properties located in the United States (the “Transaction”). Apollo made a $1.02 billion high-grade investment in the Joint Venture in exchange for Class B Common Units representing 41.5% of the equity interests in the Joint Venture. The Company holds Class A Common Units representing 58.5% of the equity interests in the Joint Venture and retains full asset management responsibility and operational control of the portfolio.

Proceeds from the Transaction will be used to repay a significant portion of the Company’s credit facilities, immediately reducing interest expense and improving operating cash flow. The Transaction is a critical step in the Company’s broader plan to improve liquidity, enhance stockholder returns and position the Company for long-term performance.

Under the terms of the Joint Venture agreement, the Company will make distributions of a portion of available cash generated by the portfolio to Apollo. The Company will guarantee Apollo receives distributions that would result in an annual minimum yield on Apollo’s investment in the Joint Venture, which is investment-grade rated. The annual minimum yield increases over time, and the payment of such yield will be the responsibility of the Company.

The Company has a call option to redeem Apollo’s interest in the Joint Venture, exercisable at certain times. If exercised between the fifth and 10th anniversary of the Closing Date, the call price will be calculated to ensure a capped IRR of 7% to Apollo. The longer Apollo remains in the Joint Venture, additional financial obligations will be imposed on the Company.

The Company concluded that the Joint Venture does not meet the definition of a business under ASC 805, Business Combinations and will consolidate the Joint Venture as its primary beneficiary under ASC 810, Consolidation, classifying Apollo’s interest as a redeemable noncontrolling interest, with no gain or loss recognized on formation. Since the transaction closed after June 30, 2026, it is not reflected in the accompanying condensed consolidated financial statements.

Repayment and Refinancing of Indebtedness. The Company used the Transaction proceeds to repay a significant portion of its indebtedness. The Company repaid in full and retired its senior secured revolving credit facility ($81.5 million outstanding prior to the Closing Date) and repaid approximately $876.0 million of borrowings under, and refinanced, its unsecured line of credit. In the refinancing, approximately $1.35 billion of commitments were extended to a new four-year term (maturing August 2030) with a one-year extension option at the Company’s election and converted from an unsecured to a secured basis. Approximately $200 million of commitments held by two existing lenders were not extended and mature in May 2027. See Note 8 — “Unsecured Line of Credit.”

Property Level Refinancings. During the period from July 1, 2026 through August 12, 2026, the Company refinanced and closed an aggregate of approximately $1.2 billion in property-level financing.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References herein to “Starwood Real Estate Income Trust, Inc.,” “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The following discussion should be read in conjunction with the unaudited condensed consolidated financial statements and notes thereto appearing elsewhere in this Quarterly Report on Form 10-Q. In addition to historical data, this discussion contains forward-looking statements about our business, operations and financial performance based on current expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those in this discussion as a result of various factors, including but not limited to those discussed under Item 1A. “Risk Factors” in our Annual Report on Form 10-K filed with the SEC on March 20, 2026 and elsewhere in this Quarterly Report on Form 10-Q. We do not undertake to revise or update any forward-looking statements.

Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements about our business, including, in particular, statements about our plans, strategies and objectives. Forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds for repurchases, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control.

Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

You should carefully review Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, and elsewhere in this Quarterly Report on Form 10-Q for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

We were formed on June 22, 2017 as a Maryland corporation to invest primarily in stabilized, income-oriented commercial real estate and debt secured by commercial real estate. Our portfolio is principally comprised of properties located in the United States and is diversified on a global basis through investments in properties outside of the United States, with a focus on Europe. To a lesser extent, we also invest in real estate debt, including loans secured by real estate and real estate-related securities. We are an externally advised, perpetual-life REIT. We own all or substantially all of our assets through the Operating Partnership, of which we are the sole general partner. We and the Operating Partnership are externally managed by the Advisor.

Our board of directors has at all times oversight and policy-making authority over us, including responsibility for governance, financial controls, compliance and disclosure. Pursuant to an advisory agreement among the Advisor, the Operating Partnership and us (the “Advisory Agreement”), we have delegated to the Advisor the authority to source, evaluate and monitor our investment opportunities and make decisions related to the acquisition, management, financing and disposition of our assets, in accordance with our investment objectives, guidelines, policies and limitations, subject to oversight by our board of directors.

We have elected to be taxed as a REIT under the Code for U.S. federal income tax purposes, commencing with our taxable year ended December 31, 2019. We generally will not be subject to U.S. federal income taxes on our taxable income to the extent we annually distribute all of our net taxable income (determined without regard to our net capital gain and dividends-paid deduction) to stockholders and maintain our qualification as a REIT.

Public Offerings

On December 27, 2017, we commenced our initial public offering of up to $5.0 billion in shares of our common stock. On June 2, 2021, our initial public offering terminated and we commenced our follow-on public offering of up to $10.0 billion in shares of common stock.

On February 4, 2026, our third public offering terminated, and we commenced our fourth public offering of up to $10.0 billion in shares of common stock, consisting of up to $9.5 billion in shares in our primary offering and up to $0.5 billion in shares pursuant to our distribution reinvestment plan. We intend to continue selling shares in our fourth public offering on a monthly basis.

As of August 12, 2026, we had received net proceeds of $14.3 billion from the sale of our common stock through our public offerings. We have contributed the net proceeds from our public offerings to the Operating Partnership in exchange for a corresponding number of Class T, Class S, Class D and Class I units. The Operating Partnership has primarily used the net proceeds to make investments in real estate and real estate debt as further described below under “Portfolio.”

DST Program

In April 2024, we, through the Operating Partnership, commenced the DST Program to issue and sell up to a maximum aggregate offering amount of $1.0 billion of DST Interests in specific DSTs holding one or more DST Properties. These DST Interests will be issued and sold to “accredited investors,” as that term is defined under Regulation D promulgated by the SEC under the Securities Act, in private placements exempt from registration pursuant to Section 4(a)(2) of the Securities Act (the “DST Offerings”).

Under the DST Program, each DST Property may be sourced from our real properties or from third parties, which will be held in a DST are leased-back to a wholly owned subsidiary of the Operating Partnership on a long-term basis through January 2, 2031, unless sooner terminated pursuant to master lease agreements. Each master lease agreement will be guaranteed by the Operating Partnership, which will retain a fair market value option (the “FMV Option”), giving it the right, but not the obligation, to acquire the DST Interests in the applicable DST from the investors in exchange for Operating Partnership units or cash, at the Operating Partnership’s discretion. Such FMV Option shall be exercisable any time after two years from the closing of the applicable DST Offering. The Operating Partnership, in its sole and absolute discretion, may assign its rights in the FMV Option to a subsidiary, an affiliate, a successor entity to the Operating Partnership or the acquiror of a majority of the Operating Partnership’s assets. After a one-year holding period, investors who acquire Operating Partnership units pursuant to the FMV Option generally have the right to cause the Operating Partnership to redeem all or a portion of their Operating Partnership units for, at our sole discretion, shares of our common stock, cash, or a combination of both.

We expect that the DST Program will give us the opportunity to expand and diversify our capital-raising strategies by offering what we believe to be an attractive investment product for investors that may be seeking like-kind replacement properties to complete tax-deferred exchange transactions under Section 1031 of the Code. Affiliates of the Advisor are expected to receive fees in connection with the sale of the DST Interests and the management of the DSTs. We intend to use the net offering proceeds from the DST Program to make investments in accordance with our investment strategy and policies, reduce our borrowings, repay indebtedness, fund the repurchase of shares of all classes of our common stock under our share repurchase plan and for other corporate purposes.

As of June 30, 2026, we have raised approximately $66.2 million in gross offering proceeds through the DST Program.

Investment Objectives

Our investment objectives are to invest in assets that will enable us to:

•
provide current income in the form of regular, stable cash distributions to achieve an attractive distribution yield;
•
preserve and protect invested capital;
•
realize appreciation in NAV from proactive investment management and asset management; and
•
provide an investment alternative for stockholders seeking to allocate a portion of their long-term investment portfolios to commercial real estate with lower volatility than publicly traded real estate companies.

We cannot assure you that we will achieve our investment objectives. See Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025 for additional details.

Recent Developments

Portfolio Update

During the second quarter of 2026, we completed a comprehensive strategic review of the Company and began implementing a multi-step action plan designed to strengthen our financial position, improve liquidity and position the portfolio for long-term performance. Throughout our review, we remained focused on protecting the long-term value of the portfolio for all stockholders. Given the continued challenges in the transaction market, we determined that broad asset sales were not the appropriate path to rebuilding liquidity. Accordingly, in April 2026, we suspended our share repurchase program to preserve liquidity and help protect net asset value for all stockholders, and reduced our monthly distribution to better align the distribution rate with the portfolio's current income.

Subsequent to quarter-end, on August 3, 2026, we closed on a $1.02 billion strategic partnership with Apollo Global Management, pursuant to which Apollo acquired a 41.5% non-controlling interest in a newly formed joint venture that indirectly owns approximately 120 of our affordable housing properties. We retained a 58.5% ownership interest, full operational control of the properties and a call option to repurchase Apollo's interest beginning in the fifth year following closing, subject to the terms of the transaction. The transaction was completed at the current net asset value of the contributed portfolio. The proceeds are expected to be used primarily to repay a significant portion of our corporate revolving credit facility, which had been utilized to fund stockholder repurchases and support distributions during a period of elevated redemption activity and challenging capital markets. Repaying this borrowing with long-term equity capital is expected to immediately reduce interest expense, improve operating cash flow and lower leverage.

In addition, we completed a five-year extension of our corporate revolving credit facility and, since the beginning of 2025, refinanced approximately $6.5 billion of property-level mortgage debt, extending the average remaining term of our property-level debt to approximately five years while lowering financing spreads. Collectively, these actions have substantially addressed our near-term debt maturities, reduced refinancing risk, lowered leverage and enhanced our financial flexibility.

Operationally, we are encouraged by what we are seeing across our portfolio. We built SREIT for the long-term, with 90% of its assets invested in affordable and market-rate apartments, logistics assets, self-storage properties, and real estate loans. These are strong sectors that we believe can weather economic cycles and technological change. We intentionally invested in growth markets primarily in the Sunbelt states of the U.S. As of June 30, 2026, occupancy remained strong at 94% across our 598-property portfolio, and the supply pressures that have weighed on our market-rate apartment portfolio are beginning to ease. While it is still early, we are seeing encouraging signs that fundamentals are improving, with leasing trends moving in the right direction and conditions beginning to support a recovery in rent growth. Meanwhile, our operating teams at the property level continue to drive efficiencies and embrace new technology, all to drive stronger performance for our investors.

We remain focused on pursuing additional equity capital and strategic partnerships while continuing to evaluate selective asset sales where they create value for stockholders. As liquidity is rebuilt, we expect to invest in compelling opportunities that we believe will enhance the portfolio's performance and growth prospects. We intend to reinstate the share repurchase program when we believe it can be done in a sustainable manner and in the best interests of all stockholders.

Q2 2026 Highlights

Operating Results:

•
Declared monthly net distributions totaling $86.4 million for the three months ended June 30, 2026. The details of the average annualized distribution rates and total returns are shown in the following table:

	Class T	Class S	Class D	Class I
	Shares	Shares	Shares	Shares
Average Annualized Distribution Rate	3.9%	3.8%	4.5%	4.7%
Annualized Year-to-Date Total Return, without upfront selling commissions and dealer manager fees	0.1%	0.1%	0.7%	0.9%
Annualized Inception-to-Date Total Return, without upfront selling commissions and dealer manager fees	4.4%	4.3%	4.7%	5.1%
Annualized Inception-to-Date Total Return, assuming full upfront selling commissions and dealer manager fees	3.9%	3.9%	4.5%	N/A

Financing Activity:

•
Refinanced and closed an aggregate of $168.6 million in property-level financing.

Portfolio

Summary of Portfolio

The following chart outlines the percentage of our assets across investments in real estate and our investment in a real estate loan based on fair value as of June 30, 2026:

The following charts further describe the composition of our investments in real estate and our investment in a real estate loan based on fair value as of June 30, 2026:

(1)
Investments in real estate includes our direct property investments and our unconsolidated investments. Our investment in a real estate loan includes our term loan.
(2)
Includes our direct property investments, our unconsolidated investments and our investment in a term loan.
(3)
Geography weighting includes our term loan. Geography weighting is measured as the asset value of real estate properties, unconsolidated real estate ventures, and our investment in a real estate loan for each geographical category against the total value of all (i) real estate properties, (ii) unconsolidated real estate ventures, and (iii) our investment in a real estate loan.

Investments in Real Estate

The following table provides a summary of our portfolio as of June 30, 2026 ($ in thousands):

Segment	Number of Consolidated Properties	Sq. Feet (in millions) / Number of Units/Keys	Occupancy Rate (1)	Gross Asset Value (2)	Segment Revenue for the six months ended June 30, 2026	Percentage of Segment Revenue
Multifamily	271	63,233 units	95%	$15,401,300	$590,387	75%
Industrial	81	15.79 sq. ft.	90%	2,695,701	80,255	10%
Office	20	3.90 sq. ft.	91%	1,535,261	82,690	10%
Other Properties(3)(4)	30	N/A (5)	N/A	933,200	36,902	5%
Total	402			$20,565,462	$790,234	100%

(1)
The occupancy rate for our multifamily investments is defined as the number of leased units divided by the total unit count as of June 30, 2026. The occupancy rate for our industrial and office investments is defined as all leased square footage divided by the total available square footage as of June 30, 2026.
(2)
Based on fair value as of June 30, 2026.
(3)
Includes a 100% interest in a subsidiary with 19 single-family rental units and a 95% interest in a consolidated joint venture with 858 single-family rental units. These are excluded from the number of consolidated properties count.
(4)
Excludes our investments in unconsolidated real estate ventures.
(5)
Includes approximately 2.3 million sq. ft. across our self-storage, medical office and retail properties, 150 keys at our consolidated hospitality property and 877 single-family rental units.

Average Effective Annual Base Rents

The following table provides a summary of the average effective annual base rents across our portfolio as of June 30, 2026:

Property Type	Average Effective Annual Base Rent per Leased Square Foot / Units
Multifamily(1)	$18,268
Industrial(2)	$8.64
Office(2)	$34.83

(1)
For multifamily properties, average effective annual base rent per leased unit represents the annualized base rent for the six months ended June 30, 2026. The average effective annual base rent includes the effects of rent concessions and abatements and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.
(2)
For industrial and office properties, average effective annual base rent represents the annualized base rent per leased square foot for the six months ended June 30, 2026. The average effective annual base rent includes the effects of rent concessions and abatements and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.

The following table provides information regarding our portfolio of real estate properties as of June 30, 2026:

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest (1)	Sq. Feet (in millions) / Number of Units/Keys	Occupancy(2)
Multifamily:
Florida Multifamily Portfolio	4	Jacksonville/Naples, FL	January 2019	100%	1,150	96%
Phoenix Property	1	Mesa, AZ	January 2019	100%	256	95%
Columbus Multifamily	2	Columbus, OH	October 2019	96%	516	95%
Cascades Apartments(3)	1	Charlotte, NC	October 2019	45%	570	95%
Exchange on Erwin	1	Durham, NC	November 2019	100%	265	81%
Avida Apartments	1	Salt Lake City, UT	December 2019	100%	400	93%
Southeast Affordable Housing Portfolio	22	Various	Various 2020	100%	4,384	92%
Florida Affordable Housing Portfolio II	4	Jacksonville, FL	October 2020	100%	958	95%
Mid-Atlantic Affordable Housing Portfolio	28	Various	October 2020	100%	3,660	96%
Kalina Way(3)	1	Salt Lake City, UT	December 2020	45%	264	95%
Southeast Affordable Housing Portfolio II	9	DC, FL, GA, MD, SC, VA	May 2021	100%	1,642	95%
Azalea Multifamily Portfolio	14	TX, FL, NC, MD, TN, GA	June/July 2021	100%	4,548	95%
Keystone Castle Hills	1	Dallas, TX	July 2021	100%	690	94%
Greater Boston Affordable Portfolio	5	Boston, MA	August/September 2021	98%	842	94%
Columbus Preferred Portfolio	2	Columbus, OH	September 2021	96%	400	94%
The Palmer Dadeland	1	Dadeland, FL	September 2021	100%	844	96%
Seven Springs Apartments	1	Burlington, MA	September 2021	100%	331	97%
Maison’s Landing	1	Taylorsville, UT	September 2021	100%	492	96%
Sawyer Flats	1	Gaithersburg, MD	October 2021	100%	648	97%
Raleigh Multifamily Portfolio	6	Raleigh, NC	November 2021	95%	2,291	95%
SEG Multifamily Portfolio	57	Various	November 2021	100%	14,066	95%
South Florida Multifamily Portfolio	3	Various	November 2021	95%	1,150	94%
Florida Affordable Housing Portfolio III	16	Various	November 2021	100%	2,660	97%
Central Park Portfolio	9	Denver, CO	December 2021	100%	1,444	94%
National Affordable Housing Portfolio	17	Various	December 2021	100%	3,264	94%
Phoenix Affordable Housing Portfolio	7	Phoenix, AZ	April/May 2022	100%	1,462	92%
Mid-Atlantic Affordable Housing Portfolio II	8	DC, GA	April 2022	100%	1,449	93%
Texas and North Carolina Multifamily Portfolio	5	TX, NC	April/June 2022	95%	1,601	93%
Summit Multifamily Portfolio	33	Various	May/June 2022	100%	8,612	95%
Florida Affordable Housing Portfolio IV	9	Various, FL	June/July 2022	100%	2,054	93%
Blue Multifamily Portfolio	1	San Antonio, TX	August 2022	100%	320	94%
Total Multifamily	271				63,233
Industrial:
Airport Logistics Park	6	Nashville, TN	September 2020	100%	0.40	100%
Marshfield Industrial Portfolio	4	Baltimore, MD	October 2020	100%	1.33	65%
Denver/Boulder Industrial Portfolio	16	Denver, CO	April 2021	100%	1.68	100%
Reno Logistics Portfolio	18	Reno, NV	May 2021	100%	3.04	75%
Northern Italy Industrial Portfolio	4	Northern Italy	August 2021	100%	0.75	100%
Southwest Light Industrial Portfolio	15	AZ, NV	September 2021	100%	2.48	92%
Norway Logistics Portfolio	2	Oslo, Norway	February 2022	100%	0.38	100%
Verona Oppeano	5	Verona, Italy	June 2022	100%	2.64	94%
Denmark Logistics Portfolio	10	Eastern Denmark	June 2022	100%	1.97	100%
Belgioioso Logistics	1	Greater Milan, Italy	August 2022	100%	1.12	100%
Total Industrial	81				15.79
Office:
Florida Office Portfolio	11	Jacksonville, FL	May 2019	97%	1.27	85%
Columbus Office Portfolio	1	Columbus, OH	October 2019	96%	0.32	87%
Nashville Office	1	Nashville, TN	February 2020	100%	0.36	93%
60 State Street	1	Boston, MA	March 2020	100%	0.91	95%
Stonebridge	3	Atlanta, GA	February 2021	100%	0.46	95%
M Campus	2	Paris, France	December 2021	100%	0.24	100%
Barcelona Mediacomplex	1	Barcelona, Spain	June 2022	100%	0.34	97%
Total Office	20				3.90

Segment and Investment	Number of Properties	Location	Acquisition Date	Ownership Interest (1)	Sq. Feet (in millions) / Number of Units/Keys	Occupancy(2)
Other Properties:
U.S. Select Service Portfolio	1	Boulder, CO	January 2019	100%	150	70%
Fort Lauderdale Hotel (5)	1	Fort Lauderdale, FL	March 2019	43%	236	67%
Exchange on Erwin - Commercial	2	Durham, NC	November 2019	100%	0.10	100%
Barlow	1	Chevy Chase, MD	March 2020	100%	0.29	86%
Single-Family Rental Joint Venture	N/A	Various	Various	95%	858	92%
Sun Belt Single-Family Rental Portfolio	N/A	Various	December 2021	100%	19	84%
Morningstar Self-Storage Joint Venture	26	Various	December 2021/March 2022	95%	1.94	86%
Extended Stay Portfolio (5)	195	Various	July 2022	45%	24,802	85%
Total Other Properties	226				N/A (4)

Total Investment Properties	598

(1)
Certain of the joint venture agreements entered into by us provide the other partner a profits interest based on certain internal rate of return hurdles being achieved. Such investments are consolidated by us and any profits interest due to the other partner will be reported within non-controlling interests in consolidated joint ventures on our Condensed Consolidated Balance Sheets. The table also includes two investments (196 total properties) owned by two unconsolidated real estate ventures.
(2)
The occupancy rate for our multifamily and certain other properties, including single-family rental investments, is defined as the number of leased units divided by the total unit count as of June 30, 2026. The occupancy rate for our industrial and office investments is defined as all leased square footage divided by the total available square footage as of June 30, 2026. The occupancy rate for our other investments, including self-storage investments, is defined as all leased square footage divided by the total available square footage as well as the trailing 12 month average occupancy for hospitality and extended stay investments for the period ended June 30, 2026.
(3)
Held through our DST Program as of June 30, 2026. These properties have been consolidated on our Condensed Consolidated Balance Sheets. Any profit interest due to the third-party investors in the DST Program are reported within non-controlling interests in consolidated joint ventures on our Condensed Consolidated Balance Sheets.
(4)
Includes approximately 2.3 million sq. ft. across our self-storage, medical office and retail properties, 25,188 keys at our hospitality and extended stay properties and 877 single-family rental units.
(5)
Investment in unconsolidated real estate venture.

Impairment of Investments in Real Estate

Management reviews its consolidated real estate properties for impairment each quarter or when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. The evaluation of anticipated future cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results. Since cash flows on real estate properties are considered on an undiscounted basis to determine whether an asset has been impaired, our strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If our strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized, and such loss could be material to our results. If we determine that an impairment has occurred, the affected assets must be reduced to their fair value.

During the three and six months ended June 30, 2026 and 2025, we did not recognize any impairments on our investments in real estate.

Impairment of Investments in Unconsolidated Real Estate Ventures

Management reviews its investments in unconsolidated joint ventures for impairment each quarter and will record impairment charges when events or circumstances change indicating that a decline in the fair values below the carrying values has occurred and such decline is other-than-temporary. The ultimate realization of the investment in unconsolidated joint ventures is dependent on a number of factors, including the performance of each investment and market conditions.

During the three and six months ended June 30, 2026 and 2025, we did not recognize any impairments on our investments in unconsolidated real estate ventures.

Investment in Real Estate Debt

The following table details our investment in real estate debt as of June 30, 2026 ($ in thousands):

		June 30, 2026
Type of Security/Loan	Number of Positions	Coupon (1)	Maturity Date (2)	Cost Basis	Fair Value
Term loan	1	BBSY + 4.75%	June 2030	$954,492	$948,779
Total investment in real estate debt	1	BBSY + 4.75%	June 2030	$954,492	$948,779

(1)
The symbol “BBSY” refers to the relevant benchmark rate, which is three-month BBSY.
(2)
Maturity date is based on the fully extended maturity date of the underlying collateral.

During June 2022, we provided financing in the form of a term loan to an unaffiliated entity in connection with its acquisition of Australia’s largest hotel and casino company. The loan is in the amount of AUD 1,377 million and has an initial term of five years, with a two-year extension option. The loan is pre-payable at the option of the borrower at any time. During June 2025, we extended the loan term by three years to June 2030. During the three and six months ended June 30, 2026, we received principal repayments of $2.4 million on our investment in real estate debt.

Lease Expirations

The following table details the expiring leases at our industrial, office and other properties by annualized base rent as of June 30, 2026 ($ in thousands). The table below excludes our multifamily and certain other properties, including single-family rental and self-storage properties, as substantially all leases at such properties expire within 12 months.

	Industrial		Office		Other Properties		Total
Year	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring	Annualized Base Rent (1)	% of Total Annualized Base Rent Expiring
2026	$11,958	4%	$3,368	1%	$410	0%	$15,736	5%
2027	27,086	9%	8,983	3%	1,630	1%	37,699	13%
2028	22,404	7%	13,685	4%	1,183	0%	37,272	11%
2029	18,345	6%	7,933	3%	6,872	2%	33,150	11%
2030	18,682	6%	20,105	7%	1,730	1%	40,517	14%
2031	11,739	4%	33,560	11%	851	0%	46,150	15%
2032	10,287	3%	10,392	3%	4,294	1%	24,973	7%
2033	11,222	4%	14,448	5%	2,243	1%	27,913	10%
2034	2,124	1%	6,086	2%	434	0%	8,644	3%
2035	823	0%	1,748	1%	492	0%	3,063	1%
Thereafter	3,992	1%	23,978	8%	2,826	1%	30,796	10%
Total	$138,662	45%	$144,286	48%	$22,965	7%	$305,913	100%

(1)
Annualized base rent is determined from the annualized base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-market and below-market lease amortization.

Certain operating leases contain early termination options that require advance notification and may include payment of penalty, which, in most cases, is substantial enough to be deemed economically disadvantageous by a tenant to exercise. As of June 30, 2026, approximately 1% of our industrial portfolio square footage and approximately 15% of our office portfolio square footage is subject to early termination provisions. Approximately 64% of our office portfolio that is subject to these early termination provisions has early termination dates prior to January 1, 2030.

During the six months ended June 30, 2026, one tenant exercised early lease termination provisions, impacting 2,637 square feet across our industrial and office properties, which represents an insignificant percentage of our combined square footage owned across our industrial and office properties. During the year ended December 31, 2025, three tenants exercised early lease termination provisions, impacting 34,202 square feet across our industrial and office properties, which represents approximately 0.3% of our combined square footage owned across our industrial and office properties.

Results of Operations

The following table sets forth information regarding our consolidated results of operations ($ in thousands):

	For the Three Months Ended June 30,		2026 vs. 2025
	2026	2025	$
Revenues
Rental revenue	$390,016	$386,801	$3,215
Other revenue	7,938	7,734	204
Total revenues	397,954	394,535	3,419
Expenses
Property operating	165,147	166,879	(1,732)
General and administrative	9,634	9,027	607
Management fees	20,073	22,178	(2,105)
Performance participation allocation	—	—	—
Depreciation and amortization	177,347	173,654	3,693
Total expenses	372,201	371,738	463
Other expense
Loss from unconsolidated real estate ventures	(2,876)	(4,525)	1,649
Income from investment in real estate debt, net	22,225	18,494	3,731
Net (loss) gain on dispositions of real estate	(958)	14,087	(15,045)
Interest expense	(182,826)	(150,891)	(31,935)
Loss on extinguishment of debt	(1,775)	—	(1,775)
Other expense, net	(12,569)	(105,292)	92,723
Total other expense	(178,779)	(228,127)	49,348
Net loss	(153,026)	(205,330)	52,304
Net loss attributable to non-controlling interests in consolidated joint ventures	937	1,204	(267)
Net loss attributable to non-controlling interests in Operating Partnership	7,853	10,229	(2,376)
Net loss attributable to stockholders	$(144,236)	$(193,897)	$49,661

Revenues

Rental revenue primarily consists of base rent arising from tenant leases at our multifamily, industrial, office and other properties. Rental revenue is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. During the three months ended June 30, 2026 and 2025, rental revenue was $390.0 million and $386.8 million, respectively. The increase in rental revenue was driven by an increase in average rental rates for multifamily and industrial assets for the three months ended June 30, 2026 compared to the three months ended June 30, 2025.

Other revenue primarily consists of revenue generated by our hospitality properties. Hospitality revenue consists primarily of room revenue. During the three months ended June 30, 2026 and 2025, other revenue was $7.9 million and $7.7 million, respectively, resulting in a year over year increase of approximately $0.2 million, driven by an increase in other revenue at our multifamily properties, partially offset by a reduction in other revenue at our hospitality properties.

Expenses

Property operating expenses consist of the costs of ownership and operation of our real estate investments. Examples of property operating expenses include real estate taxes, insurance, utilities and repair and maintenance expenses. Property operating expenses also include general and administrative expenses unrelated to the operations of the properties. During the three months ended June 30, 2026 and 2025, property operating expenses were $165.1 million and $166.9 million, respectively. The decrease was driven primarily by the impact of asset sales during the year ended December 31, 2025.

General and administrative expenses are corporate-level expenses that relate mainly to our compliance and administration costs and consist primarily of legal fees, accounting fees, transfer agent fees and other professional fees. During the three months ended June 30, 2026, general and administrative expenses increased $0.6 million compared to the three months ended June 30, 2025 primarily due to an increase in legal and other professional fee expenses associated with property-level refinancings.

Management fees are earned by our Advisor for providing services pursuant to the Advisory Agreement. During the three months ended June 30, 2026 and 2025, management fees were $20.1 million and $22.2 million, respectively. The decrease was primarily driven by the reduction in our average NAV from June 30, 2025 to June 30, 2026.

Performance participation allocation relates to allocations from the Operating Partnership to the Special Limited Partner based on the total return of the Operating Partnership. Total return is defined as distributions paid or accrued plus the change in NAV. The performance participation allocation is measured annually and any amount earned by the Special Limited Partner becomes payable as of December 31 of the applicable year. During the three months ended June 30, 2026 and 2025, there was no performance participation allocation as the return hurdle was not achieved.

During the three months ended June 30, 2026 and 2025, we did not recognize any impairments on our investments in real estate.

Depreciation and amortization expenses are impacted by the values assigned to buildings, personal property and in-place lease assets as part of the initial purchase price allocation. During the three months ended June 30, 2026 and 2025, depreciation and amortization expenses were $177.3 million and $173.7 million, respectively. The increase in depreciation expense was driven by an increase in depreciation expense on our multifamily properties during the three months ended June 30, 2026 compared to the three months ended June 30, 2025.

Other Expense

During the three months ended June 30, 2026 and 2025, loss from unconsolidated real estate ventures was ($2.9) million and ($4.5) million, respectively, driven by improved property net operating income on one of our unconsolidated real estate venture investments.

During the three months ended June 30, 2026 and 2025, income from investment in real estate debt, net was $22.2 million and $18.5 million, respectively, which consisted of interest income, realized losses, and unrealized gains and losses resulting from changes in the fair value of our real estate debt investments and related hedges. The increase was primarily attributable to an increase in interest income on our one floating-rate term loan investment.

During the three months ended June 30, 2026, we did not sell any investments in real estate. We recorded net losses of ($1.0) million on the retirement of certain furniture, fixtures and equipment in connection with capital improvement activities at certain of our properties. No proceeds were received in connection with these retirements. During the three months ended June 30, 2025, we recorded $14.1 million of net gains from the disposition of one retail property and 26 single-family rental units.

During the three months ended June 30, 2026 and 2025, interest expense was $182.8 million and $150.9 million, respectively, which primarily consisted of interest expense incurred on our mortgage notes, secured credit facilities, line of credit and borrowings under our secured financing on investment in real estate debt. The increase was primarily driven by an increase in interest expense of $24.9 million on our mortgage notes, an increase in interest expense of $5.5 million on our unsecured line of credit, and an increase in interest expense of $1.7 million on borrowings under our secured financing on investment in real estate debt during the three months ended June 30, 2026 compared to the three months ended June 30, 2025.

During the three months ended June 30, 2026, the loss on extinguishment of debt was ($1.8) million as a result of refinancing activities. During the three months ended June 30, 2025 there were no losses on extinguishment of debt recorded.

During the three months ended June 30, 2026 and 2025, other expense, net was ($12.6) million and ($105.3) million, respectively. These results were primarily driven by unrealized losses relating to the changes in the fair value of our interest rate caps and swaps of ($7.5) million during the three months ended June 30, 2026, compared to unrealized losses of ($48.1) million during the three months ended June 30, 2025. These results were also driven by unrealized losses relating to the changes in the fair value of our foreign exchange market forwards of ($9.0) million during the three months ended June 30, 2026, compared to unrealized losses of ($74.7) million during the three months ended June 30, 2025.

	For the Six Months Ended June 30,		2026 vs. 2025
	2026	2025	$
Revenues
Rental revenue	$775,730	$780,851	$(5,121)
Other revenue	14,504	13,949	555
Total revenues	790,234	794,800	(4,566)
Expenses
Property operating	325,266	337,984	(12,718)
General and administrative	19,873	18,681	1,192
Management fees	40,500	44,944	(4,444)
Performance participation allocation	—	—	—
Depreciation and amortization	354,993	346,504	8,489
Total expenses	740,632	748,113	(7,481)
Other expense
Loss from unconsolidated real estate ventures	(5,803)	(6,354)	551
Income from investment in real estate debt, net	42,368	38,130	4,238
Net (loss) gain on dispositions of real estate	(1,023)	23,777	(24,800)
Interest expense	(355,143)	(303,118)	(52,025)
Loss on extinguishment of debt	(4,131)	—	(4,131)
Other income (expense), net	1,236	(192,026)	193,262
Total other expense	(322,496)	(439,591)	117,095
Net loss	(272,894)	(392,904)	120,010
Net loss attributable to non-controlling interests in consolidated joint ventures	1,848	2,283	(435)
Net loss attributable to non-controlling interests in Operating Partnership	13,956	19,544	(5,588)
Net loss attributable to stockholders	$(257,090)	$(371,077)	$113,987

Revenues

Rental revenue primarily consists of base rent arising from tenant leases at our multifamily, industrial, office and other properties. Rental revenue is recognized on a straight-line basis over the life of the lease, including any rent steps or abatement provisions. During the six months ended June 30, 2026 and 2025, rental revenue was $775.7 million and $780.9 million, respectively. The decrease in rental revenue was driven by the impact of asset sales during the six months ended June 30, 2025, offset by an increase in average rental rates for multifamily and industrial assets for the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

Other revenue primarily consists of revenue generated by our hospitality properties. Hospitality revenue consists primarily of room revenue. During the six months ended June 30, 2026 and 2025, other revenue was $14.5 million and $13.9 million, respectively, resulting in a year over year increase of approximately $0.6 million, driven by an increase in other revenue at our multifamily properties, partially offset by a reduction in other revenue at our hospitality properties due to an asset sale during the six months ended June 30, 2025.

Expenses

Property operating expenses consist of the costs of ownership and operation of our real estate investments. Examples of property operating expenses include real estate taxes, insurance, utilities and repair and maintenance expenses. Property operating expenses also include general and administrative expenses unrelated to the operations of the properties. During the six months ended June 30, 2026 and 2025, property operating expenses were $325.3 million and $338.0 million, respectively. The decrease was driven primarily by the impact of asset sales during the six months ended June 30, 2025.

General and administrative expenses are corporate-level expenses that relate mainly to our compliance and administration costs and consist primarily of legal fees, accounting fees, transfer agent fees and other professional fees. During the six months ended June 30, 2026, general and administrative expenses increased $1.2 million compared to the six months ended June 30, 2025 primarily due to an increase in legal and other professional fee expenses associated with property-level refinancings.

Management fees are earned by our Advisor for providing services pursuant to the Advisory Agreement. During the six months ended June 30, 2026 and 2025, management fees were $40.5 million and $44.9 million, respectively. The decrease was primarily driven by the reduction in our average NAV from June 30, 2025 to June 30, 2026.

Performance participation allocation relates to allocations from the Operating Partnership to the Special Limited Partner based on the total return of the Operating Partnership. Total return is defined as distributions paid or accrued plus the change in NAV. The performance participation allocation is measured annually and any amount earned by the Special Limited Partner becomes payable as of December 31 of the applicable year. During the six months ended June 30, 2026 and 2025, there was no performance participation allocation as the return hurdle was not achieved.

During the six months ended June 30, 2026 and 2025, we did not recognize any impairments on our investments in real estate.

Depreciation and amortization expenses are impacted by the values assigned to buildings, personal property and in-place lease assets as part of the initial purchase price allocation. During the six months ended June 30, 2026 and 2025, depreciation and amortization expenses were $355.0 million and $346.5 million, respectively. The increase in depreciation expense was driven by an increase in depreciation expense on our multifamily properties during the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

Other Expense

During the six months ended June 30, 2026 and 2025, loss from unconsolidated real estate ventures was ($5.8) million and ($6.4) million, respectively, driven by improved property net operating income on one of our unconsolidated real estate venture investments.

During the six months ended June 30, 2026 and 2025, income from investment in real estate debt, net was $42.4 million and $38.1 million, respectively, which consisted of interest income, realized losses, and unrealized gains and losses resulting from changes in the fair value of our real estate debt investments and related hedges. The increase was primarily attributable to an increase in interest income on our one floating-rate term loan investment.

During the six months ended June 30, 2026, we sold one single-family rental unit, generating total net cash proceeds, net of mortgage repayments, of approximately $0.1 million. We recorded net losses of ($1.0) million, consisting of losses on the retirement of certain furniture, fixtures and equipment in connection with capital improvement activities at certain of our properties and a net loss on the disposition of one single-family rental unit. No proceeds were received in connection with the furniture, fixtures and equipment retirements. During the six months ended June 30, 2025, we recorded $23.8 million of net gains from the disposition of 43 industrial properties, 13 multifamily properties, one hospitality property, one retail property and 42 single-family rental units.

During the six months ended June 30, 2026 and 2025, interest expense was $355.1 million and $303.1 million, respectively, which primarily consisted of interest expense incurred on our mortgage notes, secured credit facilities, line of credit and borrowings under our secured financing on investment in real estate debt. The increase was primarily driven by an increase in interest expense of $42.0 million on our mortgage notes, an increase in interest expense of $7.3 million on our unsecured line of credit, and an increase in interest expense of $2.4 million on borrowings under our secured financing on investment in real estate debt during the six months ended June 30, 2026 compared to the six months ended June 30, 2025.

During the six months ended June 30, 2026, the loss on extinguishment of debt was ($4.1) million as a result of refinancing activities. During the six months ended June 30, 2025 there were no losses on extinguishment of debt recorded.

During the six months ended June 30, 2026 and 2025, other income (expense), net was $1.2 million and ($192.0) million, respectively. These results were primarily driven by unrealized gains relating to the changes in the fair value of our interest rate caps and swaps of $21.1 million during the six months ended June 30, 2026, compared to unrealized losses of ($117.0) million during the six months ended June 30, 2025. These results were also driven by unrealized gains relating to the changes in the fair value of our foreign exchange market forwards of $3.5 million during the six months ended June 30, 2026, compared to unrealized losses of ($95.8) million during the six months ended June 30, 2025. These results were partially offset by realized losses of ($33.0) million relating to the settlement of certain interest rate caps during the six months ended June 30, 2026, compared to $0.6 million of realized gains recognized during the six months ended June 30, 2025. The interest rate caps and swaps are used primarily to limit our interest rate payments on certain of our variable rate borrowings.

Funds from Operations and Adjusted Funds from Operations

We believe funds from operations (“FFO”) is a meaningful supplemental non-GAAP operating measure, which should be considered along with, but not as an alternative to, net loss as a measure of operating performance. Our consolidated financial statements are presented under historical cost accounting which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will change over time based on market conditions and as such, depreciation under historical cost accounting may be less informative. FFO is a standard REIT industry metric defined by the National Association of Real Estate Investment Trusts (“Nareit”).

FFO, as defined by Nareit and presented below, is calculated as net income or loss (computed in accordance with GAAP), excluding (i) gains or losses from sales of depreciable real property, (ii) impairment write-downs on depreciable real property, (iii) plus real estate-related depreciation and amortization, (iv) net gains or losses from sales of real estate, and (v) similar adjustments for unconsolidated joint ventures.

We also believe that adjusted FFO (“AFFO”) is a meaningful supplemental non-GAAP disclosure of our operating results. AFFO further adjusts FFO in order for our operating results to reflect the specific characteristics of our business by adjusting for items we believe are not related to our core operations. Our adjustments to FFO to arrive at AFFO include removing the impact of (i) straight-line rental income and expense, (ii) deferred income amortization, (iii) amortization of above- and below-market lease intangibles, net, (iv) amortization of mortgage premium / discount, (v) unrealized gains or losses from changes in the fair value of investment in real estate debt and other financial instruments, (vi) gains and losses resulting from foreign currency translations, (vii) amortization of restricted stock awards, (viii) non-cash performance participation allocation, even if repurchased by us, (ix) amortization of deferred financing costs, (x) gains or losses on extinguishment of debt, and (xi) similar adjustments for unconsolidated joint ventures. AFFO is not defined by Nareit and our calculation of AFFO may not be comparable to disclosures made by other REITs.

The following table presents a reconciliation of GAAP net loss attributable to stockholders to FFO and AFFO ($ in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2026	2025	2026	2025
Net loss attributable to stockholders	$(144,236)	$(193,897)	$(257,090)	$(371,077)
Adjustments to arrive at FFO:
Real estate depreciation and amortization	177,347	173,654	354,993	346,504
Investment in unconsolidated real estate ventures – depreciation and amortization	13,252	12,922	26,421	25,383
Net loss (gain) on dispositions of real estate	958	(14,087)	1,023	(23,777)
Amount attributable to non-controlling interests for above adjustments	(1,213)	(1,671)	(2,420)	(2,511)
FFO attributable to stockholders	46,108	(23,079)	122,927	(25,478)
Adjustments to arrive at AFFO:
Straight-line rental expense (income)	440	(1,734)	(2,460)	(3,102)
Deferred income amortization (1)	(3,446)	(6,598)	(10,512)	(10,398)
Amortization of above- and below-market lease intangibles, net	(173)	(189)	(347)	(509)
Unrealized losses (gains) from changes in the fair value of investment in real estate debt and other financial instruments	16,491	123,970	(24,661)	213,922
Foreign currency gain	(4,793)	(20,125)	(14,912)	(20,769)
Non-cash performance participation allocation	—	—	—	—
Amortization of deferred financing costs	6,380	10,061	12,438	17,258
Amortization of restricted stock awards	210	210	420	420
Loss on extinguishment of debt	1,775	—	4,131	—
Amount attributable to non-controlling interests for above adjustments	(284)	(460)	(485)	(899)
AFFO attributable to stockholders	$62,708	$82,056	$86,539	$170,445

(1)
Includes the amortization of mortgage premium / discount.

FFO and AFFO should not be considered to be more relevant or accurate than the GAAP methodology in calculating net income (loss) or in evaluating our operating performance. In addition, FFO and AFFO should not be considered as alternatives to net income (loss) as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO and AFFO are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders.

Net Asset Value

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used by the Advisor, our independent valuation advisor and third-party appraisal firms in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. Our independent valuation advisor reviews our valuation guidelines and methodologies related to investments in real property with the Advisor and our board of directors at least annually. From time to time, our board of directors, including a majority of our independent directors, may adopt changes to the valuation guidelines if it (i) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (ii) otherwise reasonably believes a change is appropriate for the determination of NAV.

For more information on our NAV calculation and valuation guidelines, please refer to Item 5. “Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities” in our Annual Report on Form 10-K for the year ended December 31, 2025. Please also refer to Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2025, as supplemented, for additional disclosure relating to material trends or uncertainties that may impact our NAV and our business.

The following table provides a breakdown of the major components of our NAV as of June 30, 2026 ($ and shares/units in thousands):

Components of NAV	June 30, 2026
Investments in real estate	$20,957,700
Investment in real estate debt	951,601
Cash and cash equivalents	207,304
Restricted cash	241,030
Other assets	130,507
Debt obligations	(11,778,485)
Secured financings on investment in real estate debt	(572,391)
Subscriptions received in advance	—
Other liabilities	(2,015,292)
Performance participation accrual	—
Management fee payable	(6,688)
Accrued stockholder servicing fees(1)	(2,537)
Non-controlling interests in consolidated joint ventures	(124,769)
Net asset value	$7,987,980
Number of outstanding shares/units	408,025

__________

(1)
Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of June 30, 2026, we have accrued under GAAP $207.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of June 30, 2026 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Third-party Operating Partnership Units(1)	Total
Net asset value	$3,401,132	$88,645	$469,184	$3,638,898	$390,121	$7,987,980
Number of outstanding shares/units	172,729	4,500	24,345	186,461	19,990	408,025
NAV Per Share/Unit as of June 30, 2026	$19.69	$19.70	$19.27	$19.52	$19.52

__________

(1)
Includes the Operating Partnership units held by the Special Limited Partner and other third parties.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2026 valuations, based on property types. Once we own more than one single-family, one self-storage and one extended stay investment, we will include the key assumptions for the property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.9%	5.5%
Industrial	7.4%	5.8%
Office	8.0%	6.7%
Other	8.3%	6.7%

For quarter-end months, these assumptions are determined by the independent valuation advisor or third-party appraisers, as applicable, per the terms of our valuation guidelines. The Advisor reviews the assumptions from each of the appraisals. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.9%	+1.9%
(weighted average)	0.25% increase	(1.9)%	(1.9)%	(1.9)%	(1.8)%
Exit Capitalization Rate	0.25% decrease	+2.9%	+2.8%	+2.5%	+2.3%
(weighted average)	0.25% increase	(2.7)%	(2.6)%	(2.3)%	(2.1)%

The following table reconciles stockholders’ equity from our Condensed Consolidated Balance Sheet to our NAV ($ in thousands):

Reconciliation of Stockholders’ Equity to NAV	June 30, 2026
Total stockholders’ equity under GAAP	$3,326,618
Redeemable non-controlling interests	390,121
Total partners’ capital of Operating Partnership	3,716,739
Adjustments:
Accrued stockholder servicing fee	205,234
Unrealized net real estate and real estate debt appreciation	588,509
Accumulated depreciation and amortization	3,477,498
NAV	$7,987,980

The following details the adjustments to reconcile stockholders’ equity to our NAV:

•
Accrued stockholder servicing fee represents the accrual for the full cost of the stockholder servicing fee for Class T, Class S and Class D shares. Under GAAP, we accrued the full cost of the stockholder servicing fee payable over the life of each share (assuming such share remains outstanding the length of time required to pay the maximum stockholder servicing fee) as an offering cost at the time we sold the Class T, Class S and Class D shares. Refer to Note 2 — “Summary of Significant Accounting Policies” to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025, for further details of the GAAP treatment regarding the stockholder servicing fee. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis.

•
Our investments in real estate are presented under historical cost in our condensed consolidated financial statements. Additionally, our mortgage notes, secured credit facilities, secured financings on investment in real estate debt and unsecured line of credit (“Debt”) are presented at their carrying value in our condensed consolidated financial statements. As such, any changes in the fair value of our Debt are not included in our GAAP results. For purposes of determining our NAV, our investments in real estate and our Debt are recorded at fair value.

•
We depreciate our investments in real estate and amortize certain other assets and liabilities in accordance with GAAP. Such depreciation and amortization is not recorded for purposes of determining our NAV.

Distributions

Since February 2019, we have declared monthly distributions for each class of our common stock, which are generally paid three business days after month-end. Each class of our common stock received the same gross distribution per share, which was an aggregate of $0.5415 per share for the six months ended June 30, 2026. The net distribution varies for each class based on the applicable stockholder servicing fee, which is deducted from the gross distribution per share and paid to the Dealer Manager. The table below details the net distribution for each of our share classes for the six months ended June 30, 2026:

	Class T	Class S	Class D	Class I
	Shares	Shares	Shares	Shares
January 31, 2026	$0.0890	$0.0890	$0.0993	$0.1035
February 28, 2026	0.0906	0.0904	0.0997	0.1035
March 31, 2026	0.0892	0.0891	0.0994	0.1035
April 30, 2026	0.0632	0.0632	0.0730	0.0770
May 31, 2026	0.0628	0.0627	0.0729	0.0770
June 30, 2026	0.0633	0.0632	0.0730	0.0770
Total	$0.4581	$0.4576	$0.5173	$0.5415

The following table summarizes our distributions declared on our common stock and Operating Partnership units held by parties other than us during the six months ended June 30, 2026 and 2025 ($ in thousands):

	For the Six Months Ended June 30, 2026		For the Six Months Ended June 30, 2025
	Amount	%	Amount	%
Distributions
Payable in cash	$154,381	75%	$174,872	72%
Reinvested in shares	51,468	25%	68,798	28%
Total distributions	$205,849	100%	$243,670	100%

Sources of Distributions
Cash flows from operating activities	$139,361	68%	$236,291	97%
Cash flows from investing activities(1)	3,117	1%	7,379	3%
Offering proceeds(2)	63,371	31%	—	—%
Total sources of distributions	$205,849	100%	$243,670	100%

Cash flows from operating activities	$160,252		$197,692
Funds from operations(3)	$122,927		$(25,478)

__________

(1)
Certain cash flows from interest rate derivatives, classified as cash flows from investing activities, have funded a portion of our distributions.
(2)
Offering proceeds represents distributions reinvested in shares of our common stock through our distribution reinvestment plan.
(3)
See “Funds from Operations and Adjusted Funds from Operations” above for a description of FFO and a reconciliation of GAAP net loss attributable to stockholders to FFO.

Liquidity and Capital Resources

Our primary sources of liquidity include cash and cash equivalents and available borrowings under our unsecured line of credit and senior secured revolving credit facility. The following table summarizes amounts available under these sources as of June 30, 2026 ($ in thousands):

June 30, 2026
Cash and cash equivalents	$207,304
Available borrowings on undrawn unsecured line of credit	—
Available borrowings on undrawn senior secured revolving credit facility	86,500
Total available liquidity and capital resources	$293,804

Our primary needs for liquidity and capital resources are to fund our investments, to make distributions to our stockholders, to repurchase shares of our common stock pursuant to our share repurchase plan, to pay our offering and operating expenses and capital expenditures, to pay debt service on the outstanding indebtedness we incur, and to repay principal on outstanding indebtedness as it comes due. Our operating expenses include, among other things, fees and expenses related to managing our properties and other investments, the management fee we pay to the Advisor (to the extent the Advisor elects to receive the management fee in cash), the performance participation allocation that the Operating Partnership will pay to the Special Limited Partner (when earned and to the extent that the Special Limited Partner elects to receive the performance participation allocation in cash) and general corporate expenses. Since October 2022, share repurchase requests from our stockholders have exceeded the limits of our share repurchase plan. In April 2026, we amended our share repurchase plan to further limit repurchases and reduced distributions paid on our common stock.

Our cash needs for acquisitions and other investments will be funded primarily from the sale of shares of our common stock and through the assumption or incurrence of debt.

Other potential future sources of capital include secured or unsecured financings from banks or other lenders and proceeds from the sale of assets and our investment in real estate-related debt. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. From inception through June 30, 2026, our distributions have been primarily funded from cash flows from operating activities in addition to certain cash flows from interest rate derivatives, classified as cash flows from investing activities. In addition, for the six months ended June 30, 2026 and 2025, we have repurchased approximately $0.2 billion and $0.2 billion in shares of our common stock under our share repurchase plan.

The following table is a summary of our indebtedness as of June 30, 2026 and December 31, 2025 ($ in thousands):

				Principal Balance Outstanding(3)
Indebtedness	Weighted Average Interest Rate(1)	Weighted Average Maturity Date(2)	Maximum Facility Size	June 30, 2026	December 31, 2025
Fixed rate loans
Fixed rate mortgages	3.41%	January 2031	N/A	$3,158,891	$3,167,322
Total fixed rate loans				3,158,891	3,167,322
Variable rate loans
Floating rate mortgages	B + 1.95%	February 2031	N/A	8,711,064	8,690,438
Variable rate secured credit facility(4)	B + 2.25%	June 2027	$150,300	150,300	161,140
Senior secured revolving credit facility(5)	B + 2.50%	January 2027	$150,000	63,500	—
Total variable rate loans				8,924,864	8,851,578
Total loans secured by the Company’s properties				12,083,755	12,018,900

Secured financings on investment in real estate debt	B + 2.65%	June 2030	$572,391	572,391	550,951
Unsecured line of credit(6)	B + 2.50%	May 2027	$1,550,000	1,550,000	1,373,000
Total Indebtedness				$14,206,146	$13,942,851

__________

(1)
The symbol “B” refers to the relevant floating benchmark rates, which includes one-month SOFR, NYFED 30 day SOFR, three-month EURIBOR, three-month CIBOR and three-month BBSY, as applicable to each loan.
(2)
For loans where we, at our own discretion, have extension options, the maximum maturity date has been assumed.
(3)
The majority of our mortgages contain prepayment provisions including (but not limited to) lockout periods, yield or spread maintenance provisions and fixed penalties.
(4)
The repayment of the variable rate secured credit facility is guaranteed by the Operating Partnership.
(5)
The repayment of the senior secured revolving credit facility is secured by pledges of ownership interests in holding companies that are directly under the Operating Partnership.
(6)
The repayment of the unsecured line of credit facility is guaranteed by us.

Effective April 29, 2026, we amended our share repurchase plan, beginning with repurchases submitted during the month of April 2026 such that (i) repurchase requests made upon the death or qualifying disability of a stockholder who is a natural person will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month; and (ii) repurchase requests for accounts having a balance below $5,000 will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month. As a result, no repurchase requests will be accepted except in connection with (i) and (ii) above.

Pursuant to the terms of the amended share repurchase plan described above, during the months of April, May, and June 2026, we accepted approximately $4.8 million, $2.3 million, and $2.5 million, respectively, of common stock under our share repurchase plan, which represented all repurchase requests for such period made upon the death or qualifying disability of a stockholder and for accounts having a balance below $5,000.

In August 2026, we formed a joint venture with funds managed by and affiliates of Apollo to which we contributed approximately 120 of our affordable housing properties and in which Apollo invested approximately $1.02 billion. Consistent with the strategic capital plan described above for addressing our upcoming debt maturities, we used the proceeds to repay and refinance a portion of our indebtedness, including the repayment in full and retirement of our senior secured revolving credit facility and the repayment and refinancing of our unsecured line of credit. See Note 16 — “Subsequent Events.”

During the period from July 1, 2026 through August 12, 2026, we refinanced and closed an aggregate of approximately $1.2 billion in property-level financing.

Cash Flows

The following table provides a breakdown of the net change in our cash and cash equivalents and restricted cash ($ in thousands):

	For the Six Months Ended
	June 30, 2026	June 30, 2025
Cash flows provided by operating activities	$160,252	$197,692
Cash flows (used in) provided by investing activities	(29,867)	1,213,076
Cash flows used in financing activities	(107,820)	(1,471,611)
Effect of exchange rate changes	538	3,346
Net increase (decrease) in cash and cash equivalents and restricted cash	$23,103	$(57,497)

Cash flows provided by operating activities decreased by approximately $37.4 million during the six months ended June 30, 2026 compared to the six months ended June 30, 2025. This decrease is primarily attributable to a reduction in property operating income as a result of asset sales during the six months ended June 30, 2025.

Cash flows provided by investing activities decreased by approximately $1.2 billion during the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The decrease was primarily due to approximately $1.2 billion in proceeds from dispositions of real estate during the six months ended June 30, 2025.

Cash flows used in financing activities decreased by approximately $1.4 billion during the six months ended June 30, 2026 compared to the six months ended June 30, 2025. The decrease was primarily driven by a $1.4 billion decrease in net borrowings on our mortgage notes as a result of the repayment of property-level financing associated with asset sales during the six months ended June 30, 2025. This was offset by additional net borrowings on our unsecured line of credit and our senior secured revolving credit facility during the six months ended June 30, 2026.

Critical Accounting Policies

The preparation of the financial statements in accordance with GAAP involves significant judgments and assumptions and requires estimates about matters that are inherently uncertain. These judgments will affect our reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Refer to “Critical Accounting Policies”, as reflected in Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, to our consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2025, for further descriptions of such accounting policies.

Recent Accounting Pronouncements

See Note 2 — “Summary of Significant Accounting Policies” to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q for a discussion concerning recent accounting pronouncements.

Off-Balance Sheet Arrangements

We have no existing off-balance sheet arrangements.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Capital Market Risk

We are exposed to risks related to the equity capital markets and our related ability to raise capital through the issuance of our common stock. We are also exposed to risks related to the debt capital markets, and our related ability to finance our business through borrowings under mortgages, repurchase obligations or other debt instruments. As a REIT, we are required to distribute a significant portion of our taxable income annually, which constrains our ability to accumulate operating cash flow and therefore requires us to utilize debt or equity capital to finance our business.

Economic events affecting the U.S. economy, such as the general negative performance of the real estate sector (including as a result of inflation or higher interest rates), actual or perceived instability in the U.S. banking system, disruptions in the labor market (including labor shortages and unemployment), stock market volatility, trade conflict, civil unrest, national and international security events, geopolitical events, military conflicts and war (including the ongoing conflicts in the Middle East and Ukraine), have resulted in extreme volatility in a variety of global markets, including the real estate-related debt markets. Recent bank failures and consolidations have contributed to volatility in global markets and resulted in diminished liquidity and credit availability in the market broadly. We have received and may in the future receive margin calls from our lenders as a result of the decline in the market value of assets pledged by us to our lenders under our secured financings on investment in real estate debt, and if we fail to resolve such margin calls when due by payment of cash or delivery of additional collateral, the lenders may exercise remedies including taking ownership of the assets securing the applicable obligations.

Interest Rate Risk

We are exposed to interest rate risk with respect to our variable-rate mortgage indebtedness, variable-rate secured credit facilities, secured financings on investment in real estate debt and our unsecured line of credit, where an increase in interest rates would directly result in higher interest expense costs. We seek to manage our exposure to interest rate risk by utilizing a mix of fixed and floating rate financings with staggered maturities and through interest rate protection agreements to fix or cap a portion of our variable rate debt. As of June 30, 2026, the outstanding principal balance of our variable rate indebtedness was $11.0 billion.

Certain of our mortgage loans and secured financings on investment in real estate debt are variable rate and are indexed to the one-month SOFR or other benchmark rates. We have executed interest rate caps and swaps with an aggregate notional amount of $8.9 billion as of June 30, 2026 to hedge the risk of increasing interest rates. For the three and six months ended June 30, 2026, a 10 basis point increase in the SOFR or other benchmark rates would have resulted in an increase in interest expense of $2.6 million and $4.6 million, respectively, of net of the impact of our interest rate caps and swaps.

Foreign Currency Risk

We intend to hedge our currency exposures in a prudent manner to the extent it is cost effective to do so. However, our currency hedging strategies may not eliminate all of our currency risk due to, among other things, uncertainties in the timing and/or amount of payments received on the related investments, and/or unequal, inaccurate, or unavailable hedges to perfectly offset changes in future exchange rates. Additionally, we may be required under certain circumstances to collateralize our currency hedges for the benefit of the hedge counterparty, which could adversely affect our liquidity.

Consistent with our strategy of hedging foreign currency exposure on certain investments, we typically enter into a series of foreign currency forward contracts to fix the U.S. dollar amount of foreign currency denominated cash flows (interest income, rental income, principal payments and net sales proceeds after the repayment of debt) we expect to receive from our foreign currency denominated investments.

Investment in Real Estate Debt

As of June 30, 2026, we held a $0.9 billion investment in real estate debt. Our investment in real estate debt is floating rate and indexed to various benchmark rates and as such, are exposed to interest rate risk. Our net income will increase or decrease depending on interest rate movements. While we cannot predict factors that may or may not affect interest rates, for the three and six months ended June 30, 2026, a 10 basis point increase or decrease in the various benchmark rates would have resulted in an increase or decrease to income from investment in real estate debt of $0.2 million and $0.5 million, respectively.

We may also be exposed to market risk with respect to our investment in real estate debt due to changes in the fair value of our investments. We seek to manage our exposure to market risk with respect to our investment in real estate debt by making investments in securities backed by different types of collateral and varying credit ratings. The fair value of our investment may fluctuate, thus the amount we will realize upon any sale of our investment is unknown. As of June 30, 2026, the fair value at which we may sell our investment in real estate debt is not known, but a 10% change in the fair value of our investment in real estate debt may result in an unrealized gain or loss of approximately $94.9 million.

ITEM 4. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

An evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” (as defined in Rule 13a-15(e) under the Exchange Act), as of the end of the period covered by this Quarterly Report on Form 10-Q was made under the supervision and with the participation of our management, including our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon this evaluation, our CEO and CFO have concluded that our disclosure controls and procedures (i) are effective to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC rules and forms and (ii) include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our “internal control over financial reporting” (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the period covered by this Quarterly Report on Form 10-Q that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

From time to time, we may be involved in various claims and legal actions arising in the ordinary course of business. As of June 30, 2026, we were not involved in any material legal proceedings.

ITEM 1A. RISK FACTORS

Except as set forth below, there were no material changes during the period covered by this Quarterly Report to the risk factors previously disclosed under Item 1A. of our Annual Report on Form 10-K for the year ended December 31, 2025 and Item 1A. of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2026.

Failure to exercise the Apollo buyout option may increase our payment obligations and limit our operating flexibility.

Between the fifth and 12th anniversary of the closing of our joint venture with Apollo, and at certain intervals thereafter, we have the right, in our discretion, to exercise a call option to redeem Apollo’s interest in the joint venture at a price designed to provide Apollo with its target return, after taking into account prior distributions. If we do not exercise that right at or shortly after the fifth anniversary, we will be subject to increased payment obligations and economic constraints, including minimum yield payments, make-whole contributions and other contingent payment obligations, which increase each year Apollo remains an investor in the joint venture. These obligations could require us to make cash payments even if the underlying assets do not generate sufficient distributable cash flow, which could reduce cash available for other corporate purposes, investments, stockholder redemptions or distributions to our stockholders. Delaying or declining to exercise the buyout option will make a future redemption of Apollo’s interests more expensive. Additionally, if we cannot satisfy the payment obligations, Apollo may be entitled to governing rights with respect to the joint venture’s portfolio. These rights and obligations may limit our ability to manage, refinance, sell or otherwise monetize the underlying assets on the timing or terms we would otherwise prefer. If the joint venture underperforms, these consequences could have a material adverse effect on our liquidity, financial condition, results of operations and ability to make distributions to our stockholders.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Unregistered Sales of Equity Securities

Except as described below, during the three months ended June 30, 2026, we did not sell any equity securities that were not registered under the Securities Act. As described in Note 12 – “Related Party Transactions” to our condensed consolidated financial statements in this Quarterly Report on Form 10-Q, the Advisor is entitled to a management fee payable monthly in cash, shares of common stock, or units of the Operating Partnership, in each case at the Advisor’s election. For the three months ended June 30, 2026, the Advisor elected to receive its management fees in Class I shares and we issued an aggregate of 684,043 unregistered Class I shares to the Advisor in satisfaction of the management fee for April 2026 and May 2026. Additionally, we issued 342,721 unregistered Class I shares to the Advisor in July 2026 in satisfaction of the June 2026 management fee. The shares were issued at the applicable NAV per share at the end of each month for which the fee was earned. Each issuance to the Advisor was made pursuant to Section 4(a)(2) of the Securities Act.

Share Repurchase Plan

We have adopted a share repurchase plan, whereby on a monthly basis, stockholders may request that we repurchase all or any portion of their shares. We may choose to repurchase all, some or none of the shares that have been requested to be repurchased at the end of any particular month, in our discretion, subject to any limitations in the share repurchase plan.

In the event that we determine to repurchase some but not all of the shares submitted for repurchase during any month, shares submitted for repurchase during such month will be repurchased on a pro rata basis subject to the following repurchase priority. First, repurchase requests made upon the death or qualifying disability of a stockholder who is a natural person will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month. Second, repurchase requests that would result in the account having a balance below $2,500 will be repurchased in full to the extent there are available funds. Thereafter, any remaining funds will be used to repurchase all other shares submitted for repurchase during such month on a pro rata basis.

The total amount of aggregate repurchases of Class T, Class S, Class D, and Class I shares (excluding any early repurchase deduction) is limited. From our inception until our share repurchase plan was amended as described below, the total amount of shares that we could repurchase was limited to 2% of the aggregate NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and 5% of the aggregate NAV per calendar quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter). On May 23, 2024, we amended our share repurchase plan such that, beginning with repurchases during the month of May 2024, we limited share repurchases to 0.33% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month) and, beginning on July 1, 2024, we limited share repurchases to 1% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter). On June 6, 2025, we amended our share repurchase plan so that beginning with repurchases during the month of June 2025, we limit share repurchases to 0.5% of NAV per month (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding month). Beginning July 1, 2025, the share repurchase plan has been amended such that we limit share repurchases to 1.5% of NAV per quarter (measured using the aggregate NAV attributable to stockholders as of the end of the immediately preceding quarter).

Effective April 29, 2026, we amended our share repurchase plan, beginning with repurchases submitted during the month of April 2026 such that (i) repurchase requests made upon the death or qualifying disability of a stockholder who is a natural person will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month; and (ii) repurchase requests for accounts having a balance below $5,000 will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month. As a result, no repurchase requests will be accepted except in connection with (i) and (ii) above.

Shares are repurchased at a price equal to the transaction price on the applicable repurchase date, subject to any early repurchase deduction. Shares that have not been outstanding for at least one year are repurchased at 95% of the transaction price. Due to the illiquid nature of investments in real estate, we may not have sufficient liquid resources to fund repurchase requests and may elect not to repurchase some or all of the shares submitted for repurchase in a given period. Further, we may make exceptions to, modify or suspend the share repurchase plan. Our board of directors may also determine to terminate our share repurchase plan if required by applicable law or in connection with a transaction in which our stockholders receive liquidity for their shares of our common stock, such as a sale or merger of our company or listing of our shares on a national securities exchange.

If the transaction price for the applicable month is not made available by the tenth business day prior to the last business day of the month (or is changed after such date), then no repurchase requests will be accepted for such month and stockholders who wish to have their shares repurchased the following month must resubmit their repurchase requests.

During the three months ended June 30, 2026, we repurchased shares of our common stock in the following amounts:

				Total Number of	Maximum Number of
				Shares Repurchased	Shares That May Yet
	Total Number		Average	as Part of Publicly	Be Repurchased Pursuant to
	of Shares		Price Paid	Announced Plans	Publicly Announced
Month of:	Repurchased (1) (2)		per Share	or Programs	Plans or Programs (2)
April 2026(3)	2,926,961	(4)	$19.79	2,926,961	—
May 2026(3)	250,304		19.76	250,304	—
June 2026(3)	114,899		19.73	114,899	—
Total	3,292,164		$19.78	3,292,164	—

__________

(1)
Repurchases are limited under the share repurchase plan as described above, which was first announced in December 2017. Effective April 29, 2026, our board of directors amended our share repurchase plan, beginning with repurchases submitted during the month of April 2026 such that (i) repurchase requests made upon the death or qualifying disability of a stockholder who is a natural person will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month; and (ii) repurchase requests for accounts having a balance below $5,000 will be repurchased in full to the extent there are available funds up to a limit of $5.0 million per month.
(2)
Share repurchases are funded through a combination of available cash on hand, sales of shares of our common stock, borrowings from our unsecured line of credit and proceeds from asset dispositions.
(3)
In April, May, and June 2026, we accepted approximately $4.8 million, $2.3 million, and $2.5 million, respectively, of common stock under our share repurchase plan, which represented all repurchase requests for such period made upon the death or qualifying disability of a stockholder and for accounts having a balance below $5,000.
(4)
Includes 941,662 Class I shares previously held by the Advisor that were received as payment for its management fee, and that were repurchased outside of our share repurchase plan. The Advisor repurchases were used primarily to settle tax obligations incurred by the Advisor.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

None.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. OTHER INFORMATION

Trading Arrangements

None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the quarter ended June 30, 2026.

Third Amended and Restated Advisory Agreement

On August 11, 2026, we, the Operating Partnership and our Advisor entered into that certain Third Amended and Restated Advisory Agreement (the “Advisory Agreement”). The Advisory Agreement amends and restates the prior version of the agreement to, among other things, make certain updates requested by a state securities examiner.

Second Amended and Restated Limited Partnership Agreement

On August 11, 2026, we, the Operating Partnership and the Special Limited Partner entered into that certain Second Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”). The Partnership Agreement amends and restates the prior version of the agreement to, among other things, make certain updates requested by a state securities examiner.

ITEM 6. EXHIBITS

Exhibit Number	Description

3.1	Articles of Amendment and Restatement (filed as Exhibit 3.1 to the Company’s Annual Report on Form 10-K filed on March 30, 2018 and incorporated herein by reference)

3.2	Articles of Amendment (filed as Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q filed on August 12, 2019 and incorporated herein by reference)

3.3	Second Articles of Amendment (filed as Exhibit 3.3 to the Company’s Quarterly Report on Form 10-Q filed on May 11, 2021 and incorporated herein by reference)

3.4	Amended & Restated Bylaws (filed as Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q filed on August 12, 2022 and incorporated herein by reference)

4.1	Distribution Reinvestment Plan (filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-11 filed on April 9, 2025 and incorporated herein by reference)

10.1*	Third Amended and Restated Advisory Agreement, dated August 11, 2026, by and among Starwood Real Estate Income Trust, Inc., Starwood REIT Operating Partnership, L.P. and Starwood REIT Advisors, L.L.C.

10.2*	Second Amended and Restated Limited Partnership Agreement of Starwood REIT Operating Partnership, L.P., dated August 11, 2026

31.1*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

31.2*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

101

The following information from the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, formatted in iXBRL (inline eXtensible Business Reporting Language): (i) Condensed Consolidated Balance Sheets; (ii) Condensed Consolidated Statements of Operations and Comprehensive Loss (iii) Condensed Consolidated Statements of Changes in Equity; and (iv) Condensed Consolidated Statements of Cash Flows

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

The agreements and other documents filed as exhibits to this report are not intended to provide factual information or other disclosure other than with respect to the terms of the agreements or other documents themselves, and you should not rely on them for that purpose. In particular, any representations and warranties made by us in these agreements or other documents were made solely within the specific context of the relevant agreement or document and may not describe the actual state of affairs as of the date they were made or at any other time.

SIGNATURES

Pursuant to the requirements of Section 13 or Section 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARWOOD REAL ESTATE INCOME TRUST, INC.

August 12, 2026	/s/ Nora Creedon
Date	Nora Creedon
Chief Executive Officer, President, and Director (Principal Executive Officer)

August 12, 2026	/s/ Joseph Nieto
Date	Joseph Nieto
Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)